March 20, 2000

                                   DIME LOGO

Dear Fellow Stockholder:

On March 15th, North Fork Bancorporation, Inc. officially began its hostile bust-up acquisition offer to buy your shares of Dime stock.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT NORTH FORK'S OFFER BY NOT TENDERING YOUR SHARES.

Quite simply, your board believes North Fork's offer is being made for the wrong price, by the wrong company, at the wrong time and is unlikely to succeed. North Fork's hostile actions, which include multiple lawsuits and distorted disclosure, have not changed your board's belief but in fact reinforced it.

Your board has concluded that North Fork's offer is inadequate and not in the best interests of Dime and its stockholders. Your board believes that, because of this conclusion and consistent with its fiduciary duties, it cannot approve North Fork's offer - whether or not the proposed merger of equals with Hudson United Bancorp is completed.

WRONG PRICE.  North Fork's hostile acquisition offer is:

- Inadequate - in the opinions of both our financial advisors, Credit Suisse First Boston and Merrill Lynch, North Fork's offer is inadequate from a financial point of view to Dime stockholders.

- Priced far below comparable acquisitions - it represents about 7.5 times Dime's estimated 2000 earnings while the median price of comparable transactions was about 23.8 times estimated current year's earnings.

- Highly dilutive to you - it results in 14.3% dilution to your estimated earnings per share in 2001, even accepting North Fork's cost savings estimates.

- Based on unachievable and unprecedented cost savings and unrealistic revenue projections.

- Value Destructive - about $250-$270 million in potential stockholder value would be diverted.

- Not reflective of your contribution - it provides you with ownership in the combined company that is far below the contribution Dime would be making in terms of earnings, equity and assets.

WRONG COMPANY.  North Fork:

- Would suffer severe integration risks - North Fork's next largest acquisition was only one-seventh the size of Dime, which even North Fork's own Chairman called a big risk. It also has a reputation as a slash-and-burn acquiror.

- Has the potential for a reduced price-to-earnings multiple - acquiring Dime could cause its stock to trade like the stock of comparable thrift holding companies.

- Would have a highly detrimental effect on Dime's customers, communities and employees.

WRONG TIME.  North Fork's hostilities:

- Attempt to take advantage of our currently depressed stock price - North Fork's offer reflected a discount to our stock price as recently as August 1999 and an average premium of only about 5% in 1999.

- Undermine our strategic initiatives.

UNLIKELY TO SUCCEED.  North Fork's offer is unlikely to succeed because of:

- Significant conditions North Fork has imposed - several require approval by Dime's board, but your board has rejected North Fork's offer. One condition requires Hudson's agreement.

- Regulatory approval - North Fork's offer could be impeded by antitrust scrutiny and by North Fork's "unique relationship" with Fleet Boston Corporation.

- History - North Fork has a history of abandoning its hostile offers.

I assure you that we will continue to act to provide you with enhanced value in both the short and long term. Thank you for your investment and support.

[LAWRENCE J. TOAL]
Lawrence J. Toal

Chief Executive Officer

                             QUESTIONS AND ANSWERS

     Q:  IS NORTH FORK'S OFFER AN ALTERNATIVE TO THE PLANNED DIME-HUDSON MERGER?

     A: No. North Fork has conditioned its offer on actions that require the approval of your board. Your board unanimously believes that, because it has concluded that North Fork's offer is not in the best interests of Dime and Dime's stockholders, it cannot approve the offer -- whether or not the Dime-Hudson merger is completed. Therefore, you should not consider North Fork's offer an alternative to the Dime-Hudson merger.

     Q:  IS IT TRUE YOU HAVE NOT TALKED TO NORTH FORK ABOUT ITS OFFER?

     A: North Fork launched its hostile offer without telling us, and, as is customary, our agreement with Hudson prevents us from talking to North Fork about its hostile offer. However, we want you to understand that your board did not just say "no" to North Fork based on our agreement with Hudson. Rather, your board undertook a careful analysis of North Fork's offer and rejected it on its own merits.

          Also, we previously discussed a business combination with North Fork, and decided not to pursue one. At that time, we had identified many of the same concerns described in this document.

     Q:  WHEN DO I NEED TO RESPOND TO NORTH FORK'S OFFER?

     A: You are not hurt by taking your time to respond to North Fork's offer. The offer must continue until at least April 14th. Given all of the conditions to the offer, even North Fork predicts the deadline will be pushed back much further. Because the conditions include actions that require the approval of your board and because your board has rejected the offer, there is no near-term prospect of North Fork successfully completing its current offer.

     Q: DO I HAVE ANYTHING TO LOSE IF I DO NOT TENDER BUT NORTH FORK'S OFFER IS SUCCESSFUL ANYWAY? WILL I GET LESS THAN STOCKHOLDERS WHO TENDER NOW?

     A: No. If North Fork's offer is successful, it intends to merge Dime with a North Fork subsidiary at the same price. That way, in the unlikely event that North Fork's offer were to close, even stockholders who never tender will still get paid the same amount as those who tender now.

     Q:  WHAT IF I ALREADY TENDERED MY SHARES TO NORTH FORK?

     A. You can withdraw your shares at any time before North Fork's offer expires. If you need any help with this, please call our representative in connection with North Fork's hostile offer, Innisfree M&A Incorporated, toll free at 1-888-750-5834.

     Q: IS REFUSING TO TENDER MY SHARES TO NORTH FORK THE SAME AS A VOTE FOR THE DIME-HUDSON MERGER?

     A: No. If you want us to complete the Dime-Hudson merger, you need to vote "for" that merger at the special stockholders meeting, either in person or by proxy. If you vote "against" the merger and you refuse to tender your shares, you are telling us not to do either transaction at this time.

     Q:  WHAT IF YOU DON'T COMPLETE THE MERGER WITH HUDSON?

     A: Your board is committed to the proposed merger with Hudson and has recommended that you vote for it.

         Your board is also committed to enhancing stockholder value. If the merger agreement with Hudson is terminated, it would be your board's intention to explore all strategic options available to it.

     Q:  WHO CAN I TURN TO WITH QUESTIONS?

     A: Please call Innisfree toll free at 1-888-750-5834 with any questions you have. They can also help you withdraw any shares you may have tendered to North Fork.

                                 RECOMMENDATION

     Your board believes North Fork's offer is being made for the wrong price, by the wrong company, at the wrong time and is unlikely to succeed. In making its recommendation on the merits of North Fork's offer, your board considered a number of factors, including the material factors listed below. North Fork's hostile actions, which include multiple lawsuits and distorted public statements and disclosures, have not changed the board's belief but in fact reinforced it.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT NORTH FORK'S OFFER BY NOT TENDERING YOUR SHARES. Your board has concluded that North Fork's offer is inadequate and not in the best interests of Dime and its stockholders. Your board believes that, because of this conclusion and consistent with its fiduciary duties to you, it cannot approve North Fork's offer -- whether or not the proposed merger of equals with Hudson is completed.

     The board reviewed North Fork's offer on its own merits. We want to emphasize that the board's rejection of the offer is not driven by the provisions of the Dime-Hudson merger agreement that limit our ability to negotiate with North Fork. Rather, the rejection is premised upon our conclusion that North Fork's offer is inadequate and is not in your best interests as a Dime stockholder. Your board believes that it would have reached that same conclusion even if Dime were not already in the middle of its merger with Hudson when North Fork made its offer.

     You should know that we have taken a survey and learned that none of our directors, executive officers, affiliates or subsidiaries intends to tender a single share of Dime stock in North Fork's hostile offer. Nor do they plan to sell a single share as a result of the offer.

                                    REASONS

     We summarize below some of the financial analyses and considerations taken into account by us and our financial advisors. The discussion is not intended to be exhaustive, but includes all material factors considered by the board. Some of the summaries are in table form. You should read the tables together with the accompanying text.

-     WRONG PRICE

       -- Inadequate to you from a financial point of view.

          North Fork has offered to exchange, for each share of Dime common stock, 0.9302 shares of North Fork common stock and $2.00 in cash.

          In the opinions of both our financial advisors, Credit Suisse First Boston and Merrill Lynch, North Fork's offer is inadequate from a financial point of view to Dime's stockholders. We have attached as Annex A the full text of our advisors' opinions, which describe the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with the opinions. You should read the entire text of these opinions.

       -- Priced far below comparable acquisitions.

          North Fork's offer is priced far below comparable acquisitions -- including acquisitions North Fork itself completed only one month ago -- in terms of such ratios as price-to-earnings and price-to-book value. Our financial advisors compared North Fork's offer to North Fork's two most recent acquisitions and to all transactions involving thrift institutions valued at greater than $250 million announced since January 1, 1998. The advisors noted the following:

                                                                      NORTH FORK'S         COMPARABLE
                                                                   RECENT ACQUISITIONS    TRANSACTIONS
           RATIO OF PRICE TO:                NORTH FORK'S OFFER        (MEDIAN)(1)          (MEDIAN)
           ------------------                ------------------    -------------------    ------------
           Current year's estimated
             earnings......................        7.5x(2)              17.8x(3)           23.8x(3)
           Book value......................        1.30x                 1.76x(3)           2.52x(3)

---------------
          (1) North Fork's acquisitions of JSB Financial and Reliance Bancorp, which were completed in February.

          (2) Based on consensus earnings per share estimates published by I/B/E/S International Inc. as of September 10, 1999. I/B/E/S is an industry service provider of global earnings information based on an average of earnings estimates published by selected research analysts regarding companies of interest to institutional investors. Estimates as of September 10th have been used by us in making presentations to investors relating to the Dime-Hudson merger and are used here for consistency.

          (3) Source: SNL Securities, a provider of financial and mergers and acquisitions data for the banking and thrift industries.

          Although there has been a significant decline in the stock prices of virtually all depositary institutions, your board does not believe the decline explains the extraordinary difference between North Fork's offer and comparable transactions.

       -- Highly dilutive to you.

          North Fork's offer will be highly dilutive to Dime stockholders' estimated earnings per share (EPS) in 2001 and 2002, even accepting North Fork's cost savings estimates. The following table compares estimates of Dime's earnings per share and the equivalent earnings per share you would recognize as a result of North Fork's offer:

                                  [BAR GRAPH]

       (1) Based on I/B/E/S estimates for 2001, as of September 10, 1999. Year 2002 earnings are based on 2001 earnings estimates grown at the I/B/E/S projected growth rate.

       (2) Based on Dime's stand-alone figures presented and North Fork's assumptions set forth in North Fork's March 6, 2000 investor presentation relating to its hostile offer. To provide the equivalent to you, North Fork's pro forma per share estimates are multiplied by 0.9302, the exchange ratio in North Fork's offer, and adjusted to incorporate the benefit of reinvesting the $2.00 per share cash portion of North Fork's offer, after tax, at an after-tax rate of 4.5%.

          In fact, as we discuss below, we believe that this dilution will be even greater because the cost savings and revenue assumptions North Fork has used in its analysis are so unrealistic. Your board also considered that North Fork's offer would result in dilution to you of about 14% in book value per share and 25% in tangible book value per share, based on pro forma figures at December 31, 1999.

       -- Unachievable cost savings.

          Your board believes that North Fork's proposed expense reductions are overly aggressive and completely unrealistic. As a result, North Fork's projections very likely will turn out to be inaccurate, and the price of North Fork's stock could be substantially hurt.

          North Fork is proposing pre-tax cost savings of about $159 million. North Fork estimates that its expense reductions equal about 50% of Dime's estimated 2001 operating expenses related to its banking operations. This is an extremely high amount in relation to other transactions. From the perspective of North Fork, the smaller of the two companies, the expense reductions equal over 80% of North Fork's annualized fourth quarter 1999 operating expenses related to its banking operations -- an even more extraordinary number.

          Our financial advisors illustrated that this level of expense reduction far exceeded the level assumed in any recently announced comparable in-market bank or thrift combination. They also noted that the lower cost savings estimates in several of these other combinations were not achieved and that the surviving company's stock underperformed a banking industry stock index.

                                                                            % COST        MARGINAL
           ANNOUNCE DATE                ACQUIROR            TARGET        SAVINGS(1)    EFFICIENCY(2)
           -------------            -----------------    -------------    ----------    -------------
           06/06/99...............  Zions                First                15%            53%
                                                         Security
           03/17/98...............  Washington Mutual    H.F. Ahmanson        40             31
           11/18/97...............  First Union          CoreStates           46             29
           08/29/97...............  NationsBank          Barnett Banks        55             27
           03/06/97...............  Washington Mutual    Great Western        33             43
                                                                              --             --
                                    Average                                   38%            37%
                                    NORTH FORK
                                    PROPOSAL             DIME                 86%             4%

        -----------------------
        (1) Announced cost savings as a percentage of the smaller company's annual expense base.

        (2) Pro forma expense base of smaller company divided by net revenues of smaller company.

        These transactions were consensual. In our view, the risk that a hostile acquiror like North Fork will not be able to achieve its projections is much higher.

        Additionally, your board believes that North Fork's projections for expense reductions and revenue enhancements relating to its two most recent friendly acquisitions were also overly aggressive and unrealistic. These acquisitions closed last month. Because these projections could prove unachievable, your board believes that these two acquisitions pose additional risk to someone considering an investment in North Fork's stock and to Dime's stockholders if North Fork's offer proceeded.

       -- Unachievable revenue assumptions.

          North Fork did not include any potential negative effects in its revenue projections related to its aggressive cost-savings program or the hostile nature of its proposal. Recent transactions in the banking industry have demonstrated that aggressive cost-savings programs, particularly when combined with substantial branch closings such as those apparently contemplated by North Fork, have a significant negative effect on revenues. The board considered that these negative revenue effects could hurt the price of North Fork's stock.

       -- Destroys stockholder value.

          North Fork's offer diverts significant value to parties other than you, Dime's stockholders. Our advisors noted that North Fork's proposed issuance of warrants and sale of branches to FleetBoston had a value to FleetBoston of roughly $50 - $70 million and $100 million, respectively. In addition, North Fork is taking an extra after-tax restructuring charge of about $100 million, including a proposed break-up fee to Hudson of $50 million. Our advisors estimated the total value lost to Dime stockholders as being roughly $250 - $270 million, or 13% to 14% of the estimated value of North Fork's offer to you.

       -- Ownership far below your contribution to the combined company.

          Based on North Fork's offer and market capitalization as of March 3, 2000, when taking into account the dilutive effect of the bargain sale of North Fork convertible preferred stock and warrants to FleetBoston, Dime stockholders would own only about 34.5% of a combined Dime-North Fork despite the fact that Dime would be contributing 60% of the assets to the combined company, 49% of its tangible common equity and 45% of year 2000 projected net income, on the basis of I/B/E/S estimates.

       -- Eliminates potential higher bidder.

          North Fork's bargain arrangement with FleetBoston was apparently intended to have, and undoubtedly does have, the effect of removing a potential higher bidder for Dime. This was noted by the American Banker, which quoted North Fork's Chief Executive Officer as saying "It is clear that Fleet could have outbid us." In addition, North Fork's proposed sale of Dime's branches to FleetBoston would be at a deposit premium of only 8%, well below what your board and its financial advisors believe are normal market terms.

-     WRONG COMPANY

       -- High execution risk.

          An acquisition of Dime would be more than seven times larger than North Fork's next largest acquisition and almost three times larger than all of its acquisitions over the past four years combined. Moreover, in February North Fork completed two acquisitions, increasing its assets by about 35%.

          If North Fork now combines with Dime, North Fork would be roughly three times larger, based on total assets, than it was less than a month ago. This level and speed of acquisition growth creates virtually unprecedented integration risk.

          North Fork's Chief Executive Officer has recognized this risk. In North Fork's March 6th conference call with investors, he said that:

          "With respect to risk issues, I mean I think they are self-evident. This is big. And, so generally speaking, the larger the deal, the tougher it is to integrate. We've spent a lot of time looking at that -- that is the negative side."

          In the same discussion, he also acknowledged that North Fork has never completed a hostile acquisition.

          Your board noted that hostile transactions such as Wells Fargo's acquisition of First Interstate Bancorp in 1996 have demonstrated that these transactions present dramatically higher execution and integration risk than fully consensual transactions that combine the best management talents of both organizations.

       -- Very "thrift-like".

          North Fork has grown primarily through acquisitions of thrifts. Consequently, your board views North Fork as becoming more and more "thrift-like" while our long-term strategy has been to shift from a traditional thrift to a more commercial bank-like profile. The following table highlights North Fork's acquisitions, and their effects, since 1995.

           TRANSACTION                                TOTAL ASSETS    TOTAL DEPOSITS    NET INTEREST MARGIN
           -----------                                ------------    --------------    -------------------
           North Fork -- Year End 1995..............    $ 3,303           $2,535               5.18%
           Acquisitions Since Year End 1995:
             Northside Savings Bank -- Thrift.......    $ 1,580           $1,227
             Branford Savings Bank -- Thrift........        177              158
             New York Bancorp -- Thrift.............      3,284            1,691
             JSB Financial -- Thrift................      1,613            1,119
             Reliance Bancorp -- Thrift.............      2,452            1,549
                                                        -------           ------
             TOTAL ACQUISITIONS.....................    $ 9,106           $5,744
           North Fork -- Pro Forma 12/31/99.........    $16,321           $9,189               3.88%
             % Thrift Composition of North Fork.....         56%              63%
           Reduction in Net Interest Margin.........                                            130bps

       -- Potential for reduced price-to-earnings multiple of North Fork common stock.

          Your board analyzed the historical and current market prices of North Fork common stock and concluded that a Dime-North Fork combination could produce a decrease in North Fork's price-to-earnings multiple. Our advisors noted that, if North Fork and Dime combine, the percentage of North Fork's loan portfolio represented by residential mortgages would increase from 31% to 46% and its net interest margin would fall from 3.88% to 3.34%. The combined company would have about $28 billion in mortgage loans and securities, representing more than 75% of its interest-earning assets.

          As a result, the board believes that a combined North Fork-Dime would be more of a thrift than a commercial bank. Dime's financial advisors noted that, on average, a peer group of thrifts trades at an average price-to-earnings multiple of 7.7 times estimated year-2000 earnings while North Fork currently trades at 9.2 times earnings. Combining North Fork and Dime could well result in North Fork's multiple contracting towards the thrift peer group.

          Removing the burden of the lower thrift price-to-earnings multiple is precisely why Dime has placed so much strategic emphasis on moving toward becoming more like a commercial bank.

       -- Detrimental effect on Dime's customers, communities and employees.

          Your board considered, in the context of North Fork's prior acquisition record, the likely adverse effect on Dime's customers, employees and communities. Your board also was concerned that high attrition and low employee morale following a hostile merger with North Fork would pose serious integration risks to a combined North Fork-Dime and could result in a serious reduction in Dime's historic level of customer service. Your board also was concerned that North Fork had not taken into account potential reductions in revenues from this negative effect on the communities we serve and the people we employ.

       -- Lacks credibility.

          Your board also considered the fact that the credibility of North Fork's Chief Executive Officer was questioned in a federal judge's decision, published in relation to North Fork's unsuccessful attempt to take over The Greater New York Savings Bank in September 1997.

-     WRONG TIME

       -- Opportunistic timing.

          Your board observed that the premium implied by North Fork's offer relative to Dime's stock price was significantly affected by North Fork's timing. It noted that North Fork's offer would have reflected a discount to Dime's stock price as recently as August 1999 and that the average premium over Dime's stock price during 1999 implied by North Fork's offer would have been only about 5%. It also observed that Dime's stock price was being adversely affected by what it believes are temporary factors relating to the thrift industry.

       -- Undermines strategic initiatives.

          North Fork's offer requires us to terminate the planned Dime-Hudson merger. For the many reasons described on pages 27 through 31 of our February 9th proxy statement/prospectus, your board concluded that the Dime-Hudson merger would accelerate Dime's strategic plans and enhance stockholder value. Your board also considered that a combined Dime-Hudson would itself be a highly attractive acquisition candidate.

-     UNLIKELY TO SUCCEED

       -- Highly conditional.

          North Fork has subjected its offer to many conditions. Indeed, North Fork's formal offering document contains a number of additional conditions not clearly disclosed in the materials it originally published. A number of North Fork's conditions are entirely or partially in the control of your board. For example:

          -- Board approval would be required for Dime to enter into a definitive merger agreement with North Fork.

          -- Board approval would be required to redeem Dime's long-standing stockholder protection rights agreement. Otherwise, North Fork would need to convince a court to invalidate the rights agreement.

          -- Board approval would be required to make Section 203 of Delaware's corporate law inapplicable to North Fork's offer. Otherwise, North Fork would need to acquire at least 85% of Dime's stock.

          -- North Fork's offer requires Dime not to engage in any transaction that impairs North Fork's ability to acquire Dime or otherwise diminish the expected economic value to North Fork of the acquisition of Dime.

         As a result of its conclusion that North Fork's offer is inadequate and not in the best interests of Dime and its stockholders, your board believes that, consistent with its fiduciary duties, it cannot approve North Fork's offer -- whether or not the Dime-Hudson merger is completed. Therefore, you should understand that it is very unlikely that your board could act to satisfy North Fork's conditions or that North Fork's current offer will succeed.

         Furthermore, North Fork's offer is conditioned on Hudson surrendering, for not more than $50 million, the option it was granted as part of the Dime-Hudson merger agreement which entitles Hudson to purchase up to 19.9% of Dime's common stock under certain circumstances. North Fork's offer constituted an initial triggering event under that option, so that Hudson could be entitled to exercise the option if North Fork's offer (or other similar acquisition transactions) is consummated during a period of 18 months following termination of the Dime-Hudson merger agreement. As the value of Hudson's option could be well in excess of the $50 million that North Fork is willing to pay for it, we believe it unlikely that this condition will be met.

       -- Antitrust and regulatory risk.

          Your board also considered that North Fork's offer, including FleetBoston's role, could be subject to significant antitrust scrutiny. Recent actions by the antitrust enforcement authorities suggest that Suffolk County, New York may be considered a separate banking market. In that event, North Fork's offer would create a significant antitrust issue because a combined North Fork-Dime-FleetBoston would have a market share in Suffolk County exceeding 40%. This is particularly the case because North Fork plans a "unique relationship" and "synergies" with FleetBoston. The result could be lengthy delay or failure of North Fork's offer.

          We have filed a lawsuit in New York Supreme Court challenging North Fork's offer, and FleetBoston's involvement in it, on antitrust grounds.

       -- North Fork unsuccessful in prior hostile attempts.

          Your board also considered that North Fork has a history of abandoning hostile attacks on other companies.

-     NORTH FORK'S REASONS FOR ITS OFFER

     Your board also considered the reasons that North Fork has given you to accept its offer. As discussed below, we disagree with North Fork's assertions or believe they fail to disclose the impact on you.

       -- Purported accretion. North Fork has noted that its offer would be accretive to earnings per share and book value per share to North Fork's stockholders. That accretion would come at the expense of Dime's stockholders. As we explained above, from the perspective of Dime stockholders the offer is significantly dilutive to earnings and book value per share. Your board also noted that North Fork's estimates were dependent on its aggressive cost savings projections.

       -- Purported significant premium. North Fork has highlighted the "significant premium" its offer represents. As we explained above, the premium implied by North Fork's offer is significantly affected by North Fork's timing and North Fork's offer would have reflected a discount to Dime's stock price as recently as August 1999. Your board also noted all of the factors it identified under "wrong price" above.

       -- Purported better long-term growth prospects. North Fork declares that its offer will provide you with better long-term growth prospects. In the view of your board, however, none of the factors that North Fork has given to support its assertion relate to "growth". Moreover, according to I/B/E/S, as of March 16th the average long-term earnings per share growth estimate for Dime was 12% and only 11% for North Fork. Your board also considered that North Fork just completed two acquisitions that could negatively affect its long-term growth prospects because the board believes the cost savings and revenue enhancement estimates are excessive and very unlikely to be achieved.

       -- Purported low execution risk. North Fork asserts that its offer has low execution risk. As noted above, however, even North Fork's Chief Executive Officer admitted that Dime's "big" size was a "self-evident" risk for North Fork. The board also considered that the thrift institutions recently acquired by North Fork did not have Dime's broad range of consumer and commercial products and services. For example, neither of these thrifts had significant consumer finance, commercial banking, automobile finance or venture capital operations -- areas in which Dime is very active. Finally, your board expressed concern that high attrition and low employee morale concerning a hostile merger with North Fork would pose serious integration risks to a combined North Fork-Dime.

       -- Cash dividends. North Fork's current dividend would provide Dime stockholders with a higher dividend rate. However, your board believes this factor must be viewed in light of the substantial dilution that would result from North Fork's offer, as well as the other factors listed here.

     Your board did not assign specific weights to the foregoing factors and individual directors may have given different weights to different factors. Throughout its deliberations, your board received the advice of its legal and financial advisors and other advisors who were retained to advise the board in connection with North Fork's hostile offer.

               ACTIONS IN RESPONSE TO NORTH FORK'S HOSTILE OFFER

POSTPONING DIME-HUDSON MEETING

     Based on recent events, your board has concluded that it would be in the best interests of Dime's stockholders to postpone the currently scheduled March 24th special meeting of stockholders until May 17, 2000. We intend to send out additional materials and proxy cards to record holders as of March 30, 2000 as soon as we are able under SEC guidelines.

     We believe this postponement is necessary because our stockholders need time to consider all the information being disseminated into the market by North Fork as well as our responses to that information. In particular, we believe that the materials recently published by North Fork contain numerous erroneous and misleading statements that North Fork will choose, or be required, to correct.

     In deciding to take this action, your Board considered the effect of a postponement on both North Fork's offer and the Dime-Hudson merger and concluded that the ability of both transactions to move forward would not be impeded. Neither the Hudson-Dime merger nor North Fork's offer is capable of being consummated at this time. For one thing, neither has yet received all the necessary regulatory approvals. Indeed, North Fork has only just filed its regulatory application, and their approval process is likely to take many months. (Approvals for the Dime-Hudson merger are expected shortly.) In addition, North Fork's registration statement must be declared effective by the SEC -- a process which we do not believe could under any conceivable circumstance be completed for several weeks -- before North Fork could purchase any Dime shares. Because the conditions to North Fork's offer include actions that require the approval of your board and because your board has rejected the offer, we also believe that there also is no near-term prospect of North Fork successfully completing its current offer. In any event, our merger agreement with Hudson continues in effect until June 30, 2000 regardless of whether the stockholder vote is held on March 24th or any other date before June 30th. Therefore, absent unforeseen and extremely unlikely circumstances, North Fork could not complete its offer or close any related transactions any time soon. In fact, the pro forma financial information in North Fork's exchange offer materials assume a September 30, 2000 closing. We note also that North Fork itself had sought just such a postponement in its Delaware court actions before our March 24th meeting was scheduled. Therefore, our postponement would not affect the timing of a closing of North Fork's offer or related transactions in the unlikely event that they were to proceed.

STRATEGIC TRANSACTIONS

     Your board is committed to the proposed merger with Hudson, and Dime is party to a merger agreement with Hudson that currently precludes it from undertaking or engaging in any negotiations with a third party that relate to any tender offer, merger, reorganization, liquidation, asset sale or transfer, or material change in dividend rate or policy or indebtedness or capitalization of Dime or any of its subsidiaries, whether or not in response to North Fork's offer. There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to North Fork's offer that relate to any of the matters discussed in the previous sentence.

     If the merger with Hudson is, for whatever reason, not completed and the merger agreement is terminated, it would be your board's intention then to explore all strategic options available to it at that time in order to enhance stockholder value. This could include undertaking, or engaging in negotiations relating to, any of the actions or transactions described in the preceding paragraph.

     The stock option issued to Hudson at the time we entered into our merger agreement could have the effect of discouraging offers to acquire Dime for a period of 18 months after termination of the merger agreement. The presence of this option, of course, did not preclude North Fork from making such an offer.

LITIGATION AGAINST NORTH FORK AND FLEETBOSTON

     On March 10, 2000, we filed suit in the Supreme Court of the State of New York, County of New York against North Fork and FleetBoston. The complaint alleges violations of New York's antitrust laws, including a conspiracy between North Fork and FleetBoston to:

       -- diminish competition in a variety of banking markets,

       -- diminish competition for the purchase of banks and thrifts in some markets, and

       -- eliminate a stronger competitor.

In addition, the complaint alleges that FleetBoston's divestiture of branches from the Fleet Financial-BankBoston Corporation merger to Sovereign Bancorp, Inc. is part of the conspiracy as Sovereign is not capable of competing effectively in markets with FleetBoston and FleetBoston may use monopoly profits gained in those markets to fund the North Fork exchange offer. The suit asks the court to:

       -- enjoin North Fork and FleetBoston from acting in concert to acquire
          Dime or otherwise interfere with the proposed Dime-Hudson merger,

       -- enjoin the proposed branch divestiture from FleetBoston to Sovereign and require divestiture to a banking organization with a reasonable opportunity to improve competition in the markets served, and

       -- declare violations of the New York antitrust laws.

     This lawsuit is discussed further below.

                                   BACKGROUND

BACKGROUND OF NORTH FORK'S HOSTILE OFFER

     From time to time, we have considered the possibility of various forms of strategic combinations with a variety of financial institutions. We have evaluated the potential strategic fit with institutions based on their lines of business, prospects, management and geographic location and concentration.

     As part of these ongoing efforts, we engaged in preliminary explorations of a merger with North Fork in 1998, but North Fork and we determined not to proceed with a merger. At the time of these talks, North Fork and we entered into confidentiality agreements and exchanged information. These agreements contained "standstill" provisions generally prohibiting either of us from submitting an acquisition proposal for the other or making an offer for shares of the other's stock. These "standstill" provisions expired on February 19, 2000.

     On September 15, 1999, Hudson and we announced our entry into the Dime-Hudson merger agreement and our grant of stock options to each other in connection with the merger agreement. On February 10, 2000, Hudson and we mailed our February 9th proxy statement/prospectus to our respective stockholders. This document notified stockholders that we both intended to hold special stockholders meetings on March 15, 2000 to consider the proposed merger.

     On March 5, 2000, North Fork issued a press release announcing that it intended to make a hostile bid for your Dime shares, subject to numerous conditions, and that it intended to bust up the Dime-Hudson merger. On March 6, 2000, North Fork filed preliminary proxy materials with the SEC with which it proposed to solicit proxies to vote against approval of the Dime-Hudson merger and filed a lawsuit against Dime, members of Dime's board of directors and Hudson.

     On March 8, 2000, we mailed a supplement to our February 9th proxy statement/prospectus stating, among other things, that we recommended that Dime stockholders not tender shares of Dime stock in North Fork's offer, if and when it commenced.

     On March 9, 2000, North Fork filed suit to force us to delay the special meeting of stockholders at which you were to consider the Dime-Hudson merger. Later that day, Hudson and we announced that we were both voluntarily postponing our stockholders meetings to allow information to disseminate.

     On March 13, 2000, North Fork mailed definitive proxy solicitation materials to our stockholders. These materials solicit proxies against the Dime-Hudson merger.

     On March 15, 2000, North Fork formally commenced its hostile exchange offer for your Dime shares.

BACKGROUND TO YOUR BOARD'S RECOMMENDATION

     Your board has been considering North Fork's offer since March 6, 2000, the day after North Fork first announced that it intended to make a hostile offer for your shares.

     North Fork formally commenced its offer on March 15, 2000. Because of SEC requirements, North Fork released a great deal of new, material information in connection with beginning its offer.

     On March 19, 2000, your board met again to reconsider the offer in light of the new materials North Fork released. At that meeting, your board carefully considered the information published by North Fork and FleetBoston and received the advice of Dime's management, of Credit Suisse First Boston and Merrill Lynch, Dime's financial advisors, of legal counsel and of other advisors who were retained to advise the board in connection with North Fork's hostile offer. After careful consideration, your board unanimously:

     -- determined that North Fork's offer is inadequate and not in the best interests of Dime and its stockholders, and

     -- recommended that you reject North Fork's offer by not tendering your shares.

     The reasons for our conclusions are outlined in this document.

                          ANTI-TAKEOVER CONSIDERATIONS

RIGHTS AGREEMENT

     Each share of Dime common stock has attached to it one right issued pursuant to a stockholder protection rights agreement, dated October 20, 1995, between Dime and the First National Bank of Boston, as rights agent. The current rights agent is a subsidiary of FleetBoston, although Dime may change the rights agent.

     Each right entitles its holder to purchase one-hundredth of a share of participating preferred stock of Dime at an exercise price of $50, subject to adjustment, after the separation time, which is after the close of business on the earlier of:

     -- the tenth business day after commencement of a tender or exchange offer that, if consummated, would result in a person becoming an acquiring person, which is defined in the rights agreement as a person beneficially owning 20% or more of the outstanding shares of Dime common stock and

     -- the tenth business day after the first date of public announcement that a person has become an acquiring person, which is also called the flip-in date.

     North Fork's offer would have resulted in Dime's rights separating. Your board has acted to delay the separation time pursuant to provisions of the rights agreement.

     The rights will not be exercisable until the business day following the separation time. The rights will expire on the earlier of:

     -- the close of business on November 6, 2005,

     -- redemption, as described below,

     -- an exchange for common stock, as described below, or

     -- the merger of Dime into another corporation pursuant to an agreement entered into prior to a flip-in date.

     Your board of directors may, at any time prior to occurrence of a flip-in date, redeem all the rights at a price of $0.01 per right.

     If a flip-in date occurs, each right, other than those held by the acquiring person or any affiliate or associate of the acquiring person or by any transferees of any of these persons, will constitute the right to purchase shares of Dime common stock having an aggregate market price equal to $100 in cash, subject to adjustment. In addition, your board of directors may at any time between a flip-in date and the time that an acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of Dime common stock elect to exchange the rights for shares of Dime common stock at an exchange ratio of one share of Dime common stock per right.

     Under the rights agreement, Dime may not consolidate or merge, or engage in other similar transactions, with an acquiring person without entering into a supplemental agreement with the acquiring person providing that, upon consummation or occurrence of the transaction, each right shall thereafter constitute the right to purchase common stock of the acquiring person having an aggregate market price equal to $100 in cash, subject to adjustment.

     The rights will not prevent a takeover of Dime. The rights, however, may have antitakeover effects. The rights may cause substantial dilution to a person or group that acquires 20% or more of the outstanding Dime common stock unless the rights are first redeemed by your board of directors.

     A description of the rights agreement specifying the terms of the rights has been included in reports filed by Dime with the SEC. The description above does not purport to be a complete description and it is qualified in all respects by reference to the rights agreement included in Dime's Form 8-A filed with the SEC on November 3, 1995.

DELAWARE TAKEOVER STATUTE

     Section 203 of the Delaware General Corporation Law prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless:

     - the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction,

     - after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans,

     - after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder, or

     - the transaction is one of specified business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the Delaware General Corporation Law.

     This summary of Section 203 of the Delaware General Corporation Law does not purport to be complete and is qualified in all respects by reference to the provisions of Section 203 of the Delaware General Corporation Law.

ANTITAKEOVER PROVISIONS IN DIME'S CERTIFICATE OF INCORPORATION AND BY-LAWS

     Dime's certificate of incorporation and by-laws contain several provisions that may limit the ability to acquire control of Dime without negotiations with Dime's board. These provisions include:

     - authorized but yet unissued common and preferred stock,

     - the division of Dime's board of directors into three staggered classes,

     - no cumulative voting for election of Dime's directors,

     - the board's power to determine the size of the board and to fill vacancies,

     - the need for a supermajority stockholder vote to remove directors for cause and to amend the by-laws and important provisions of the certificate of incorporation,

     - the ability of only the board, not the stockholders, to call special meetings, and

     - the need for approval by all stockholders to proceed with actions by written consent.

     These provisions are discussed at greater length in our February 9th proxy statement/prospectus.

AGREEMENT NOT TO SOLICIT OTHER OFFERS

     In our merger agreement with Hudson, we agreed that we will not, and will cause our subsidiaries and representatives and subsidiaries' representatives not to, initiate, solicit or encourage any inquiries or any offer relating to a merger, acquisition or other transaction involving the purchase of all or a substantial part of the assets or any equity securities of Dime or its subsidiaries. We also agreed not to negotiate or provide any confidential information relating to any such acquisition proposal. We agreed that we will immediately advise the other party following the receipt of any acquisition proposal. The effect of these provisions will lapse if the merger agreement is terminated.

STOCK OPTION AGREEMENT

     As an inducement for Hudson to enter into the merger agreement, Dime agreed to grant Hudson an option to purchase shares of Dime stock. The option agreement was filed as an annex to our February 9th proxy statement/prospectus, and the following description is qualified by reference to the full agreement.

     Under the option, Hudson can purchase up to 22,271,682 shares of Dime stock. Although these numbers are subject to adjustment in certain cases, including the issuance of additional shares, they will never exceed 19.9% of the number of shares of Dime stock outstanding immediately before exercise of the option. The exercise price of the option is $17 3/4 per share of Dime stock, but the per share option price is subject to adjustment in certain cases, including stock dividends, recapitalizations and other changes in capitalization. The exercise price was determined by using the closing price for Dime stock on September 14, 1999, the day before the merger was announced.

     Hudson issued a substantially identical option to Dime, which if it were to be triggered would allow Dime to purchase up to 8,139,081 shares of Hudson common stock on similar terms.

     Purpose of the Stock Option Agreement. Arrangements such as the stock option agreement are customarily entered into in connection with announced mergers involving publicly traded companies to increase the likelihood that the transactions will be completed in accordance with their terms and to compensate the grantee for the efforts undertaken and the expenses and losses incurred by it if the transaction is not completed. The stock option agreement may have the effect of discouraging offers by third parties to acquire Dime, even if those persons are prepared to offer consideration to Dime's stockholders that has a greater value than what these stockholders will receive in the Dime-Hudson merger. Also, following consultation with independent accountants, we believe that the exercise or repurchase of the stock option is likely to prohibit another acquiror from accounting for any acquisition of Dime using the pooling-of-interests accounting method for a period of two years. Nonetheless, North Fork was willing to make its offer for Dime, although it has conditioned its offer on Hudson agreeing to surrender the option for no more than $50 million.

     Exercise and Expiration. Hudson can exercise its option if both an initial triggering event and a subsequent triggering event occur prior to the occurrence of an exercise termination event, as these terms are described below. The purchase of any shares of Dime stock pursuant to the options is subject to compliance with applicable law and cannot be made if Hudson is in material breach of obligations it has undertaken in the merger agreement.

     The option agreement describes a number of different events as initial triggering events. Generally, an initial triggering event will occur when Dime enters into, proposes to enter into, or is the subject of an acquisition transaction or a proposed acquisition transaction. North Fork's filing of its official offer documents constituted an initial triggering event.

     The stock option agreement generally defines the term subsequent triggering event to mean any of the following events or transactions:

     - the acquisition by a third party of beneficial ownership of 25% or more of the outstanding common stock of Dime or

     - Dime or any of its subsidiaries, without the prior written consent of Hudson, enters into an agreement to engage in certain types of acquisition transactions with a third party, or the board of directors of Dime recommends that its stockholders approve or accept any acquisition transaction, other than the merger.

     The stock option agreement defines the term exercise termination event to mean any of the following:

     - completion of the merger;

     - termination of the merger agreement in accordance with its terms if before an initial triggering event, provided that this would not include a termination of the merger agreement by Hudson based on a willful breach by Dime of a representation, warranty, covenant or other agreement contained in the merger agreement; or

     - the passage of 18 months, subject to extension in order to obtain required regulatory approvals, after termination of the merger agreement if the termination follows the occurrence of an initial triggering event or is a termination of the merger agreement by Hudson based on a willful breach by Dime of a representation, warranty, covenant or other agreement contained in the merger agreement.

     The option may be exercised in whole or in part within six months following the subsequent triggering event. The right to exercise the option and certain other rights under the stock option agreement is subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under the short-swing trading restrictions contained in Section 16(b) of the Securities Exchange Act. The option price and the number of shares issuable under the option are subject to adjustment in the event of specified changes in the capital stock of Dime. Nevertheless, Hudson may not exercise the option if it is in material breach of any of certain covenants or agreements under the merger agreement.

     Rights of the Grantee of the Option. At any time after a repurchase event, as this term is described below, upon the request of Hudson, Dime may be required to repurchase the option and all or any part of the shares issued under the option. The repurchase of the option will be at a price per share equal to the amount by which the option repurchase price, as that term is defined in the stock option agreement, exceeds the option price. The term repurchase event is defined to mean:

     - the acquisition by any third party of beneficial ownership of 50% or more of the outstanding shares of Dime's common stock or

     - the consummation of certain other acquisition transactions.

     The stock option agreement also provides that Hudson may, at any time within 90 days after a repurchase event, surrender the option and any shares issued under the option for a cash fee equal to $50 million, adjusted if there have been purchases of stock under the option and gains on sales of stock purchased under the option. This cash fee establishes an effective minimum value of the option. The actual value of the option to Hudson may substantially exceed $50 million. Therefore, Hudson may be unwilling to fulfill North Fork's condition that Hudson agree to surrender the option for no more than $50 million.

     If prior to an exercise termination event Dime enters into certain transactions in which it is not the surviving corporation, certain fundamental changes in its capital stock occur, or Dime sells all or substantially all of its or its significant subsidiaries' assets, the option will be converted into or exchangeable for a substitute option, at Hudson's election, of:

     - the continuing or surviving person of a consolidation or merger,

     - the acquiring person in a plan of exchange in which Dime is acquired,

     - the issuer in a merger or plan of exchange in which Dime is the acquiring person,

     - the transferee of all or substantially all of the assets of Dime or its significant subsidiary, or

     - any person that controls any of these entities, as the case may be.

     The substitute option will have the same terms and conditions as the original option. However, if the terms of the substitute option cannot be the same as those of the option by law, the terms of the substitute option will be as similar as possible and at least as advantageous to the grantee.

                                   LITIGATION

     On March 6th, North Fork filed a lawsuit in the Delaware Court of Chancery against Dime, members of Dime's board of directors and Hudson, challenging a number of the provisions in the Dime-Hudson merger agreement and alleging, among other things, breaches of fiduciary duties by Dime's board of directors. The complaint seeks, among other things, an order invalidating certain provisions of the Dime-Hudson merger agreement. These provisions include:

     - Dime's agreement not to engage in any discussions with, or provide confidential information to, any person making an offer to merge with or acquire Dime, until the completion of the merger with Hudson,

     - the board's agreement to recommend that Dime's stockholders adopt the Dime-Hudson merger agreement and

     - Dime's agreement not to terminate the Dime-Hudson merger agreement if Dime's stockholders fail to adopt its terms.

     On March 9th, North Fork amended its complaint to include allegations of breach of fiduciary duties by Dime's board of directors for compelling a premature stockholder vote on the Dime-Hudson merger and of false and misleading statements in a proxy statement/prospectus supplement dated March 7th. After Dime postponed its stockholder meeting on the Dime-Hudson merger from March 15th to March 24th, North Fork withdrew its additional motion for a temporary restraining order to enjoin the March 15th meeting, but reserved its right to proceed in the future.

     On March 17th, North Fork moved for an expedited hearing and partial summary judgment with respect to its challenges to the provisions of the Dime-Hudson merger agreement. Dime intends to oppose these motions.

     Dime is the subject of at least 14 putative class action lawsuits filed on or after March 6th by stockholders of Dime (12 in the Delaware Court of Chancery, 1 in the Supreme Court of the State of New York, County of Queens and 1 in the Supreme Court of the State of New York, County of New

York). These class action lawsuits allege, among other things, breaches of fiduciary duties by the directors of Dime and challenge:

     - the stock option Dime granted to Hudson in connection with the Dime-Hudson merger agreement, which we described above

     - purported benefits to Dime's directors and officers that will result from the merger with Hudson and

     - the rejection by Dime's board of North Fork's offer.

     On March 10th, the stockholder plaintiffs in some of the putative class action lawsuits filed a motion for partial summary judgment seeking a determination voiding the provisions of the merger agreement concerning Dime's agreement (1) not to engage in discussions with others, (2) to recommend the merger to Dime's stockholders, and (3) not to terminate the merger agreement until June 30, 2000. No action has been taken to date on the stockholder plaintiffs' motion.

     Dime intends to defend these actions vigorously and believes that they are without merit.

     On March 10th Dime filed suit in the Supreme Court of the State of New York, County of New York against North Fork and FleetBoston. This suit is described above. On March 13th, North Fork filed a motion in the Delaware Court of Chancery to enjoin Dime's prosecution of the action filed in New York County, alleging that such action must be brought as counterclaims in North Fork's lawsuit in the Delaware Court of Chancery. On March 17th, Dime filed a response opposing this motion. On March 20th, the Delaware Court of Chancery refused to enjoin Dime from prosecuting its antitrust claims in the New York courts. We intend to proceed vigorously with this prosecution.

            INFORMATION ABOUT DIME, ITS AFFILIATES AND ITS ADVISORS

DIME AND DIME COMMON STOCK

     Dime Bancorp, Inc. is a Delaware corporation. The principal executive offices of Dime are located at 589 Fifth Avenue, New York, New York 10017. The telephone number of Dime at this location is (212) 326-6170.

     North Fork's exchange offer relates to the common stock, par value $0.01 per share, of Dime, including the associated preferred stock purchase rights under the stockholders protection rights plan discussed above. As of February 29, 2000, 111,240,660 shares of Dime common stock were outstanding.

     Dime is the subject company to North Fork's exchange offer and has filed a
Schedule 14D-9 with the SEC in response. The Schedule 14D-9 contains or incorporates by reference exhibits with additional information. You may obtain a free copy of the document at the SEC's Internet web site at www.sec.gov. This document may also be obtained for free from us by calling our representative, Innisfree, at 1-888-750-5834. Dime also may make available some information, such as press releases or other documents, relating to North Fork's offer on the Internet, at www.dime.com.

     Dime will bear the cost of any solicitations of, or communications or recommendations to, its stockholders regarding the North Fork exchange offer. If necessary, in soliciting or making a recommendation with respect to the North Fork exchange offer to its stockholders, Dime may use several of its regular employees, who may contact you either personally or by telephone, facsimile or letter and who will not be specially compensated.

     Dime will also request that banks, brokers and other record holders send solicitation or recommendation material, including this document, to the beneficial owners of Dime common stock, if necessary. Dime will reimburse the record holders for their reasonable expenses in taking those actions in the ordinary course of their business.

DIME'S ADVISORS

     Credit Suisse First Boston. On September 1, 1999, Dime retained Credit Suisse First Boston as its financial advisor in connection with the proposed merger with Hudson. Dime agreed to pay Credit Suisse First Boston a total fee of $11 million, $2 million of which was payable upon execution of the Dime-Hudson merger agreement, $2 million of which was payable upon mailing of the Dime-Hudson proxy statement/prospectus and the remaining $7 million of which would be payable upon consummation of the Dime-Hudson merger.

     On March 6, 2000, Dime and Credit Suisse First Boston entered into a letter agreement engaging Credit Suisse First Boston as lead financial advisor with respect to the North Fork offer and any strategic initiatives that Dime may initiate as a result of the North Fork offer. During the course of this engagement, Credit Suisse First Boston and its representatives may participate in activities or conduct analyses designed to assist Dime in soliciting or making recommendations to Dime's stockholders and may render opinions to Dime. Dime agreed to pay Credit Suisse First Boston the following fees:

     - $1 million payable on March 6, 2000

     - $1 million payable on March 31, 2000 or on the date of the stockholder vote for the Dime-Hudson merger, whichever is earlier

     - $2 million if Dime's stockholders approve the Dime-Hudson merger

     - $2 million if North Fork's offer is withdrawn, terminated or expires

     - if, during the engagement or within 18 months after it, any third party (including North Fork) acquires Dime, acquires 50% or more of Dime's outstanding voting stock or acquires all or a substantial portion of Dime's assets, or Dime enters into an agreement for any similar transaction, a transaction fee of 0.75% of the total consideration in the transaction, payable in installments (all other fees described above will be credited against this transaction fee)

     - market-rate fees for any advisory services not covered by other fees

Dime and Credit Suisse First Boston have agreed, however, that, assuming the Dime-Hudson merger is completed, Credit Suisse First Boston will not receive fees greater than the maximum total under the September 1, 1999 letter.

     Dime has also agreed to indemnify Credit Suisse First Boston and related persons and entities against various liabilities, including liabilities under federal securities laws, arising out of Credit Suisse First Boston's engagement and to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel.

     Dime has also agreed to offer Credit Suisse First Boston a lead role when considering any restructuring, financing, foreign exchange, derivatives transaction, public offering or private placement in connection with the transactions contemplated by Credit Suisse First Boston's engagement.

     In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Dime, Hudson, North Fork and FleetBoston and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. In the past, Credit Suisse First Boston provided financial advisory and financial services to Dime and FleetBoston and their affiliates and received customary fees for those services.

     Merrill Lynch. Pursuant to a letter agreement, dated March 15, 2000, Dime retained Merrill Lynch to serve as financial advisor in connection with North Fork's exchange offer. In its engagement, Merrill

Lynch and its representatives may participate in activities or conduct analyses designed to assist Dime in soliciting or making recommendations to Dime's stockholders. Dime has agreed to pay Merrill Lynch:

     - $250,000 on March 15, 2000

     - $2 million upon North Fork abandoning its current offer for Dime (to be credited against any additional fees below)

     - if, during Merrill Lynch's engagement or within 18 months after it, but no later than December 31, 2001, any acquisition transaction (other than the Dime-Hudson merger) is completed or Dime enters into a definitive agreement which results in an acquisition transaction (not including the Dime-Hudson merger), an additional fee of 0.50% of the total purchase price in the acquisition transaction payable in installments at signing and closing

     - if Dime does not enter into or complete an acquisition transaction (including the Dime-Hudson merger) prior to December 31, 2001, a fee of $5 million payable on December 31, 2001 (and any fees which Merrill Lynch may receive as financial advisor in the divestiture of any of Dime's businesses will be credited against this fee)

     - if, after receiving stockholder approval of the Dime-Hudson merger, any party makes an unsolicited offer for Dime and Dime does not enter into any acquisition transaction prior to December 31, 2001, a fee of $5 million payable on December 31, 2001 (and any fees which Merrill Lynch may receive as financial advisor in the divestiture of any of Dime's businesses will be credited against this fee)

     None of the fees described in the third, fourth or fifth points above will be paid if the Dime-Hudson merger is completed.

     Dime also has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with Merrill Lynch's activities under the letter agreement, including the reasonable fees and disbursements of its legal counsel. Dime also has agreed to indemnify Merrill Lynch and its affiliates and their respective directors, officers, employees, agents or controlling persons against losses, claims, damages and liabilities (including reasonable expenses incurred) to which these parties may become subject, including under federal securities laws, and related to or arising out of the Dime-Hudson merger, the North Fork exchange offer, any acquisition transaction and the services of Merrill Lynch under the letter agreement, other than for bad faith or gross negligence on the part of Merrill Lynch.

     In addition, during Merrill Lynch's engagement, Dime has agreed to offer a co-lead role to Merrill Lynch in any financing, public offering, private placement, tender offer, repurchase, recapitalization, extraordinary dividend, spin-off, divestiture, consent solicitation or foreign exchange or derivatives transaction in connection with Merrill Lynch's engagement.

     In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Dime, FleetBoston and North Fork for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. In the past, Merrill Lynch provided financial advisory and financial services to Dime and FleetBoston and their affiliates and received customary fees for those services.

     Financial Advisor Opinions. The opinions of Credit Suisse First Boston and Merrill Lynch attached in Annex A, to the effect that North Fork's offer is inadequate to Dime's stockholders from a financial point of view, are addressed to Dime's board of directors, address only the adequacy from a financial point of view of the consideration offered in the North Fork offer, and do not constitute a recommendation as to whether Dime's stockholders should tender their shares in the North Fork offer or vote with respect to any matter related thereto.

     Innisfree M&A Incorporated. Dime also made arrangements with Innisfree M&A Incorporated to assist in soliciting proxies in Dime's proposed merger with Hudson and had agreed to pay them $9,000 plus reasonable expenses for these services. Dime has continued to retain Innisfree to assist Dime in connection with its communications with stockholders with respect to North Fork's exchange offer. Dime is currently discussing revised or additional fee arrangements with Innisfree for services in connection with North Fork's offer.

     Gavin Anderson & Company. Dime also retains Gavin Anderson & Company as its regular public relations firm for public and press announcements. In the context of the North Fork exchange offer, Gavin Anderson will assist Dime with its communications to stockholders and the public. Gavin Anderson receives compensation based on the time it has spent on the project and is reimbursed for reasonable expenses. As part of the ongoing retention arrangement, Dime pays Gavin Anderson a minimum retainer of $10,000 per month, all of which is applied to the hourly fees charged for their services.

     The Abernathy MacGregor Group. The Abernathy MacGregor Group, a public relations firm, has typically been retained by Dime in conjunction with special financial projects. In September 1999, Dime retained Abernathy MacGregor for one year in connection with public and press relations and presentations regarding the proposed Dime-Hudson merger. In the context of the North Fork exchange offer, Abernathy MacGregor will assist Dime with its communications to stockholders and the public. Abernathy MacGregor receives compensation based on the time it has spent on the project and is reimbursed for reasonable expenses. As part of the retention arrangement, Dime pays Abernathy MacGregor a minimum retainer of $5,000 per month, all of which is applied to the hourly fees charged for their services.

OTHER ARRANGEMENTS, AGREEMENTS OR CONFLICTS OF INTEREST

     Except as set forth below, to the best knowledge of Dime, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Dime or its affiliates and:

     - Dime's executive officers, directors or affiliates,

     - North Fork or North Fork's executive officers, directors or affiliates or

     - FleetBoston or FleetBoston's executive officers, directors or affiliates.

     Arrangements between Dime and its affiliates and its executive officers, directors or affiliates. Annex B describes arrangements between Dime and its executive officers, directors or affiliates.

     Annex C describes the transactions in Dime's common stock by its executive officers, directors, affiliates or subsidiaries in the 60 days before the date of this document. Dime has not engaged in any transaction in its own common stock in the 60 days before the date of this document other than as counterparty to the restricted stock purchases described in Annex C.

     Arrangements between Dime and its affiliates and North Fork and its executive officers, directors or affiliates. As discussed above, North Fork and Dime engaged in preliminary explorations of a merger with North Fork in 1998. At the time of these talks, North Fork and Dime entered into confidentiality agreements. These agreements contained "standstill" provisions that expired on February 19, 2000.

     Derrick Cephas, a director of Dime, is a partner of the law firm of Cadwalader, Wickersham & Taft. The Cadwalader firm provides legal advice to one of North Fork's directors.

     Arrangements between Dime and its affiliates and FleetBoston and its directors, executive officers and affiliates. Subsidiaries of FleetBoston are parties to arrangements with Dime. BankBoston, N.A. is currently the transfer agent and registrar for Dime common stock. In addition, Dime and BankBoston, N.A. are in discussions regarding naming BankBoston as exchange agent for the Dime-Hudson merger. Furthermore, the stockholder protection rights agreement discussed in this document names The First National Bank of Boston, which has since changed its name to Fleet National Bank, as current rights agent.

                  INFORMATION ABOUT NORTH FORK AND FLEETBOSTON

     North Fork Bancorporation, Inc. is a Delaware corporation. North Fork has commenced an offer to exchange each outstanding share of Dime common stock for
0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash. In a Schedule TO filed March 15, 2000 announcing the formal exchange offer, North Fork has stated that Fleet Boston Corporation is also a filing person with respect to the exchange offer, but that FleetBoston disclaims that it is a "bidder" in the exchange offer.

     The March 15th Schedule TO indicates that North Fork's principal executive offices are located at 275 Broad Hollow Road, Melville, New York 11747 and that the telephone number of North Fork at this location is (516) 844-1004. The March 15th Schedule TO indicates that FleetBoston's principal executive offices are located at One Federal Street, Boston, Massachusetts 02110 and that the telephone number of FleetBoston at this location is (617) 346-4000.

                           FORWARD-LOOKING STATEMENTS

     This document contains a number of forward-looking statements regarding the financial condition, results of operations and business of Dime, Hudson, North Fork and FleetBoston. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of the Dime-Hudson merger or North Fork's offer. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "potential" or similar expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

     - revenues of a combined Dime-North Fork may be higher than we expect, or its operating costs may be lower than we expect,

     - required regulatory approvals for North Fork's offer may be obtained more quickly than we expect,

     - market reaction to a combined Dime-Hudson or a combined Dime-North Fork may be different than we expect,

     - the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control,

     - there may be increases in competitive pressure among financial institutions or from non-financial institutions,

     - changes in the interest rate environment may reduce interest margins or may adversely affect mortgage banking operations,

     - changes in deposit flows, loan demand or real estate values may adversely affect a company's business,

     - changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently,

     - general economic conditions, either nationally or in some or all of the states in which Dime, a combined Dime-Hudson or a combined Dime-North Fork would be doing business, or conditions in securities markets, the banking industry or the mortgage banking industry, may be less favorable than we currently anticipate,

     - legislation or regulatory changes may adversely affect our business and

     - technological changes may be more difficult or expensive than anticipated.

     All subsequent written and oral forward-looking statements concerning the proposed Dime-Hudson merger, North Fork's proposed offer or other matters addressed in this document and attributable to Dime or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Dime does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                    ANNEXES

Annex A  --   Opinions of Credit Suisse First Boston Corporation and
              Merrill Lynch, Pierce, Fenner & Smith Incorporated
Annex B  --   Information Regarding Arrangements with Dime's Executive
              Officers, Directors and Affiliates
Annex C  --   Transactions by Dime's Executive Officers, Directors and
              Affiliates in Dime Common Stock in last 60 days

                                                                         ANNEX A

[CREDIT SUISSE/FIRST BOSTON LETTERHEAD]
March 19, 2000

Board of Directors
Dime Bancorp, Inc.
589 Fifth Avenue
New York, New York 10017

Ladies and Gentlemen:

You have asked us to advise you with respect to the adequacy to the stockholders of Dime Bancorp, Inc. (the "Company") from a financial point of view of the consideration offered by North Fork Bancorporation, Inc. ("NFB") pursuant to its offer to exchange each outstanding share of common stock, par value $0.01 per share, of the Company (the "Dime Common Stock") for a per share consideration of
0.9302 shares of common stock, par value $0.01 per share, of NFB (the "NFB Common Stock") and $2.00 in cash upon the terms and subject to the conditions set forth in the preliminary prospectus dated March 14, 2000 (the "Preliminary Prospectus") and the related letter of transmittal (collectively, the "NFB Offer"). The terms of the NFB Offer are set forth more fully in the Schedule TO filed by NFB and Fleet Boston Corporation with the Securities and Exchange Commission on March 15, 2000 and as amended thereafter (the "Schedule TO").

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and NFB. We have also reviewed certain other information, including financial forecasts for the Company for 2000, provided to us by the Company and have met with the Company's management to discuss its business and prospects. In addition, we have reviewed the Preliminary Prospectus, the Schedule TO and certain related documents.

We have also considered certain financial and stock market data of the Company and NFB, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and NFB, and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. As to the cost savings (including the amount, timing and achievability thereof) which NFB has publicly announced that it expects to achieve as a result of the NFB Offer and related transactions, we have relied on NFB's public filings and in doing so express no view as to the reasonableness or achievability thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or NFB, nor have we been furnished with any such evaluations or appraisals. We are not experts in the evaluation of allowances for loan losses, and we have neither made an independent evaluation of the adequacy of the allowances for loan losses of the Company or NFB, nor have we reviewed any individual credit files of the Company or NFB or been requested to conduct such a review, and, as a result, we have assumed that the respective allowances for loan losses for the Company and NFB are adequate to cover such losses.

Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

We are acting as financial advisor to the Company in connection with the NFB Offer and the Company's previously announced proposed merger with Hudson United Bancorp and will receive a fee for our services.

In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company, NFB and Fleet Boston Corporation and its affiliates for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the NFB Offer and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender any shares of Dime Common Stock pursuant to the NFB Offer or vote with respect to any matter related thereto.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration offered in the NFB Offer is inadequate to the stockholders of the Company from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

By: /s/ P. OLIVIER SARKOZY
    --------------------------------------------------------
    P. Olivier Sarkozy
    Managing Director

                                                     Investment Banking

                                                     Corporate and Institutional
                                                     Client Group

                                                     World Financial Center
                                                     North Tower
                                                     New York, New York
                                                     10281-1325
(LOGO)                                               212 449 1000

                                                     March 19, 2000

Board of Directors
Dime Bancorp, Inc.
589 Fifth Avenue
New York, NY 10017

Members of the Board:

We understand that North Fork Bancorporation, Inc. ("North Fork") has commenced an offer to exchange each outstanding share of Dime Bancorp, Inc. ("Dime") common stock, par value $0.01 per share (the "Dime Common Stock"), for 0.9302 shares of North Fork common stock, par value $0.01 per share (the "North Fork Common Stock"), and $2.00 in cash (the "Offer Consideration") upon the terms and subject to the conditions set forth in the preliminary prospectus dated March 14, 2000 (the "Preliminary Prospectus") and the related letter of transmittal (collectively, the "North Fork Offer"). The terms of the North Fork Offer are set forth more fully in the Schedule TO filed by North Fork and by Fleet Boston Corporation ("Fleet Boston") with the Securities and Exchange Commission on March 15, 2000 and as amended thereafter (the "Schedule TO").

You have asked us whether, in our opinion, the Offer Consideration is adequate from a financial point of view to the stockholders of Dime.

In arriving at the opinion set forth below, we have, among other things:

      (1) Reviewed certain publicly available business and financial information relating to Dime and North Fork that we deemed to be relevant;

      (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, assets, liabilities and prospects of Dime furnished to us by senior management of Dime;

      (3) Conducted discussions with members of senior management and representatives of Dime concerning the matters described in clause (1) (as to Dime) and clause (2) above, as well as their views regarding Dime's businesses and prospects and the effects thereon of consummation of the North Fork Offer and the transactions contemplated therein;

      (4) Reviewed the market prices and valuation multiples for the Dime Common Stock and the North Fork Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

      (5) Reviewed the respective publicly reported financial condition and results of operations of Dime and North Fork and compared them with those of certain publicly traded companies that we deemed to be relevant;

      (6) Compared the proposed financial terms of the North Fork Offer with the financial terms of certain other transactions that we deemed to be relevant;

      (7) Considered, based upon information provided to us by Dime and certain publicly available financial information for North Fork, the pro forma impact of the North Fork Offer and related

(LOGO)

transactions on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of North Fork;

      (8) Reviewed the Proxy Statement and Prospectus dated February 9, 2000 of Dime and Hudson United Bancorp and the Appendices thereto, including the Agreement and Plan of Merger, dated as of September 15, 1999 and amended and restated on December 27, 1999, between Dime and Hudson United Bancorp, as set forth therein;

      (9) Reviewed the Preliminary Prospectus, the Schedule TO and certain related documents;

     (10) Reviewed certain communications publicly filed by Dime and North Fork; and

     (11) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities of Dime or North Fork or been furnished with any such evaluation or appraisal. We are not experts in the evaluation of allowances for loan losses, and we have neither made an independent evaluation of the adequacy of the allowances for loan losses of Dime or North Fork, nor have we reviewed any individual credit files of Dime or North Fork or been requested to conduct such a review, and, as a result, we have assumed that the respective allowances for loan losses for Dime and North Fork are adequate to cover such losses. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Dime or North Fork. We have also assumed and relied upon, with respect to North Fork, publicly available forecasts and forecasted information (including estimates of future cost savings anticipated to result from the consummation of the North Fork Offer and related transactions) contained in certain communications from North Fork that were made available to the public and filed with the Securities and Exchange Commission, although in doing so we express no view as to the reasonableness or achievability thereof. With respect to the financial and operating information, including without limitation financial forecasts, valuations of contingencies and projections regarding under-performing and non-performing assets, net charge-offs, adequacy of reserves and future economic conditions, furnished to or discussed with us by Dime, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of Dime as to the future financial and operating performance of Dime.

Our opinion is necessarily based upon market, economic and other conditions as in effect on, and on the information made available to us as of, the date hereof. We have not been asked to provide, nor are we providing, any opinion regarding Dime's previously announced proposed merger with Hudson United Bancorp.

We have been retained by the Board of Directors of Dime to act as financial advisor to Dime in connection with the North Fork Offer and will receive a fee from Dime for our services. In addition, Dime has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past provided financial advisory, investment banking and other services to Dime and Fleet Boston and their affiliates and may continue to do so and have received and may receive fees for the rendering of such services, and we may continue to provide such services in the future. In the ordinary course of our business, we also may actively trade the Dime Common Stock and other securities of Dime and its affiliates, the North Fork Common Stock and other securities of North Fork and its affiliates and the common stock and other securities of Fleet Boston and its affiliates for our own account and for the

(LOGO)

accounts of our customers, and, accordingly, may at any time hold long or short positions in such securities.

This opinion is for the sole and exclusive use and benefit of the Board of Directors of Dime and does not constitute a recommendation to any Dime stockholder as to whether such stockholder should tender any shares of Dime Common Stock pursuant to the North Fork Offer or vote with respect to any matter related thereto. It is further understood that this opinion will not be reproduced summarized, described or referred to or given to any person without Merrill Lynch's prior written consent.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Consideration is inadequate from a financial point of view to the stockholders of Dime.

 Very truly yours,

                                           MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                     INCORPORATED

                                                                         ANNEX B

          DIME EXECUTIVE OFFICER, DIRECTOR AND AFFILIATE ARRANGEMENTS

     Certain contracts, agreements, arrangements or understandings between Dime and its executive officers, directors or affiliates are described in Dime's 1999 proxy statement, dated March 31, 1999, for its annual meeting held April 29, 1999. The 1999 proxy statement is incorporated by reference into this document. The information below updates information from the 1999 proxy statement for the sections entitled "Compensation Committee Report on Executive Compensation," "Executive Compensation," "Employment Contracts and Termination of Employment and Change-in-Control Arrangements," and "Stock Ownership of Management". Sections of the 1999 proxy statement entitled "Director Compensation," "Certain Transactions," and "Loans to Management" have not changed (other than to change dates) and are incorporated by reference into this document.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     During 1999, the primary responsibility for determining the compensation of Dime's executive officers was held by the Compensation Committee, subject to review and appropriate approval by the Board of Directors.

     Principles. For 1999, the Compensation Committee's guiding principles for its compensation program reflect the same objectives as had been set in prior years: (1) to enable Dime to recruit and retain the highest quality executive talent available to it; and (2) to motivate Dime's executives to achieve and sustain a superior level of corporate performance, since consistently superior performance will result in superior returns to Stockholders. Recruitment and retention objectives are addressed by providing total compensation opportunities that are competitive relative to the market with which Dime competes for talent. In that regard, Dime recognizes that its own growth in recent years and its expanded emphasis on commercial banking activities, as well as the enormous changes taking place within the banking industry and the increasing competition from other segments of the financial services industry, have significantly broadened the range of institutions with which it can --and must -- compete for talent. Thus, the Compensation Committee believes that an important component of its guiding principles must also be frequent monitoring of competitive practices and an openness to adapting Dime's compensation practices to meet changing conditions within the broad financial services industry and to foster Dime's objectives of increasing its commercial banking orientation.

     While operating within a competitive framework, the Compensation Committee pursues its motivational objectives by giving greater emphasis to those components of the total compensation package that reward performance, in order to reinforce the linkage of rewards with the achievement of business results and, ultimately, with the financial interests of stockholders. Thus, while the principal components of compensation (base salary, annual incentive and long-term incentive), as well as benefits, are generally set at or near competitive levels, emphasis is placed on variable pay, with the intention that total actual pay be aligned with performance relative to Dime's short- and long-term objectives. The effect of this pay-for-performance orientation should be that truly superior performance will result in total compensation that exceeds the median total compensation range of the comparative group, while mediocre performance will result in total compensation that is less than the median range of that group. In particular, as the ultimate measure of performance is return to stockholders, the compensation program, particularly for more senior executives, should be designed to ensure that management has a substantial proprietary financial interest in the return realized by stockholders.

     Practices. Because of the scope and complexity of Dime's activities in a rapidly changing financial services industry, it is imperative that Dime attract, retain and motivate the most qualified and talented executives available to it. Dime competes for executives with a variety of financial services companies, including commercial banks and other institutional lenders, large thrifts, mortgage banking companies and investment banking firms. The Compensation Committee, based in part on a thorough analysis of Dime's executive compensation levels by independent outside compensation consultants and assisted by third-party data collection and analysis, annually reviews Dime's executive compensation practices within the framework discussed above and compares them with the executive compensation practices of other financial services companies with which Dime competes for executive talent.

     As discussed in last year's Compensation Committee report, Dime in late 1997 undertook a thorough review of its compensation practices following the acquisition of North American Mortgage Company, and the results of that review were reflected in executive compensation for 1998. For 1999, Dime continued the practices it had followed in the prior year. Thus, Dime's independent compensation consultants analyzed publicly reported senior management compensation at a peer group of institutions (both thrifts and banks) throughout the country, which for 1999 consisted of 13 institutions, with median assets of $24.9 billion. This data was then adjusted upward to reflect the generally higher cash compensation levels in the New York City Metropolitan Area. They then further assessed publicly reported compensation at five New York-based money-center/superregional banks (adjusted downward to reflect size and revenue differentials), in order to take into account the fact that Dime now draws much of its executive talent from the large commercial banks located in New York City, as evidenced by the significant number of Dime's executive officers who have previously served in senior positions at such institutions immediately prior to joining Dime. Finally, for those senior officer positions where comparable publicly reported peer group and money-center/superregional bank data was generally not readily available, published survey data was analyzed, including information on financial services companies comparable in asset size to the peer group and to the money-center/ superregional group (adjusted on the same basis described above). A functional matching approach was used to compare each of the executive positions at Dime to market-surveyed positions based on similarity of responsibilities, with appropriate adjustments being made as necessary to reflect any differences therein. All data analyzed was, if necessary, adjusted upward to take into account any time differential from the periods for which the data was reported. The information from these various analyses then provided the starting point for the Compensation Committee's approach to fixing the principal components of executive compensation for 1999.

     With respect to base salaries, the foregoing analysis showed that the base salaries of most of Dime's senior officers were below both peer group and money center/superregional bank medians. For 1999, salaries for executive officers were adjusted upward by, on average, approximately 11%, but generally remained below the average of the peer group and money-center/super-regional bank medians described above. For 1999, consistent with these increases, the annual salary for Mr. Toal, the Chief Executive Officer, was increased by 10% to $825,000, which was slightly above the average of the peer group and money-center/superregional bank medians.

     With respect to incentives, and as described above, a fundamental tenet of Dime's incentive compensation philosophy is to reward performance based primarily on objective standards. Short-term incentives, payable in cash, are geared to the accomplishment of Dime's key annual business plan objectives.

     For 1999, cash incentives were awarded to senior officers under Dime's stockholder-approved Senior Officer Incentive Plan. Under this plan, for a given performance period (usually a calendar year), the Compensation Committee at the beginning of the performance period designates officers who are eligible to participate and specifies one or more levels of performance goals. These performance goals must be based upon one or more of earnings per share, return on equity and return on assets. The Compensation

Committee then establishes individual target incentive opportunities for each participating officer, as well as a preset formula for determining the range within which incentive levels may vary with the level of the performance goals reached. The amounts that would otherwise be payable under the plan based on the level of performance goals reached may then be decreased, but not increased, in the discretion of the Compensation Committee. This plan is intended to qualify awards payable thereunder as "qualified performance-based compensation" under
Section 162(m) of the Internal Revenue Code, thereby ensuring full deductibility of compensation payable under the plan to any executive officers whose total compensation may exceed $1 million.

     For 1999, all of the executive officers named in the Summary Compensation Table were designated as participants in the Senior Officer Incentive Plan. Performance goals for 1999, as for 1998, were based on the greater of Dime's earnings per share or adjusted earnings per share (such an adjustment would generally eliminate any extraordinary items, as determined in accordance with generally accepted accounting principles, certain restructuring charges and charges relating to discontinued operations, any profit or loss attributable to business operations of an entity acquired by Dime during the performance period, and any good will expense attributable to such acquired entity, that would otherwise be included in earnings per share). Depending on the level of performance goal achieved, a participant's incentive award could range between 0 and 200% of his or her individual target incentive (subject to a maximum annual individual award limit with respect to awards under the Senior Officer Incentive Plan of $1,500,000). In order to assist the Committee in setting individual target incentives, Dime's independent compensation consultants analyzed the same sources as discussed above with respect to the determination of annual salaries, using for comparison purposes a three year average of publicly reported compensation (expressed as a percentage of base salary), without adjustment, for the executive officers named in the Summary Compensation Table. For 1999, individual targets for plan participants were on average close to the median of the peer group, although generally well below the median of the money-center/superregional bank group. For 1999, Mr. Toal's target incentive under the plan remained at 100% of his annual salary. This percentage, which was determined on a basis consistent with plan participant target incentive opportunities generally, was well below the midpoint of the combined survey analysis. For 1999, Dime reported record earnings per share, substantially exceeding the performance targets under the plan, and therefore participants qualified for award opportunities of 200% of target incentive amount (subject to maximum award limits under the plan). In then considering whether and to what extent to use its discretion to reduce the cash incentives for which the participants in the Senior Officer Incentive Plan were otherwise eligible, the Compensation Committee considered at length the extent to which the significant drop in Dime's stock price during 1999 should weigh against not only management's success in producing earnings per share in excess of the targets set forth in the plan, but also Dime's other significant operating achievements during the year. In particular, the Compensation Committee noted such factors as:

     - attaining a 14% growth in annual operating earnings per share, and continuing a streak of 14 consecutive quarters of rising operating earnings, despite a difficult rate environment and sharply declining mortgage banking activity;

     - significant increases for 1999 in nearly all major performance measures, including return on equity and return on assets, from 1998, itself a record year; and

     - the substantial expansion of Dime's commercial banking businesses during 1999, including a 73% increase in consumer loan originations and a 217% increase in business loan originations, in part as a result of the strategic acquisitions during the year of Citibank's auto finance business and of KeyBank's commercial banking franchise on Long Island, resulting in an increase in non-residential loans from 30% to 46% of loans outstanding during the course of the year.

     The Compensation Committee further considered that the purposes of short-term incentives, which drive accomplishment of annual business goals, should not be conflated with those of long-term incentives, which assure that a significant portion of an executive's potential compensation is conditioned upon the achievement and maintenance -- over multi-year periods -- of returns to stockholders.

     After weighing all these factors, the Compensation Committee concluded that it was important to maintain the link between the accomplishment of clearly defined and pre-set business objectives and a specific component of annual compensation. In this regard, it was clear that, for 1999, management had not only met but substantially exceeded these annual operating targets. While this in turn led the Compensation Committee to conclude that the payment of incentives as provided for in the plan was warranted, the Compensation Committee also concluded that maximum awards under the plan, even if otherwise earned, should not be paid where the return to stockholders for the year had been below par. Accordingly, awards to executive officers under the plan were reduced. In the case of Mr. Toal, the incentive awarded for 1999 was $1,125,000, as compared with a maximum award of $1,500,000 for which he was eligible under the plan.

     Long-term incentives are provided in the form of stock and stock-based grants. As discussed in last year's Compensation Committee Report, the Compensation Committee has adopted an equity stake approach, which seeks to establish a desirable level of equity participation for senior executives, expressed as a percentage of Dime's common stock outstanding that is to be subject to annual option grants, with the appropriate percentage of Dime's common stock to be subject to such grants being determined by reference to competitive practices. For 1999, the Compensation Committee determined to maintain the same stock option grant guidelines as for 1998 (with adjustments being made to individual grants based on considerations including individual performance and experience). For 1999, as for 1998, grants were made in the form of non-qualified options to purchase Dime's common stock. These non-qualified options generally vest over a three year period (subject to accelerated vesting in certain circumstances, including a change in control), have expiration dates 11 years from the date of grant and have exercise prices equal to the fair market value per share of Dime's common stock on the date of grant, which was deemed to be the closing price of such stock on the New York Stock Exchange on that date. In January 1999, Mr. Toal received non-qualified options to purchase 120,000 shares of Dime's common stock at fair market value on the date of grant, an increase over the 94,800 non-qualified options awarded to Mr. Toal in 1998, but still substantially below the average of the peer group and money-center/superregional bank medians described above. The Compensation Committee believes that this increase in the number of stock options granted was consistent with the Compensation Committee's preference for emphasizing long-term incentive compensation, the value of which is tied to stockholder return.

     Also, although not an aspect of cash or incentive compensation, Dime seeks to attract and retain executives by providing a variety of benefit plans and programs generally designed to be competitive with those provided by other financial services companies. See "Executive Compensation" for a description of these plans and programs as currently in effect.

     The Compensation Committee's policy is to structure executive compensation in a time and manner intended to limit the likelihood that current compensation will exceed the limits for deductibility prescribed by Section 162(m) of the Internal Revenue Code. In furtherance of this policy, Dime adopted, with stockholder approval, the Senior Officer Incentive Plan, under which cash incentive awards to senior officers are made in a manner intended to qualify them for full deductibility under the Internal Revenue Code. This policy continued to be operative for 1999; however, the Compensation Committee retains discretion to make exceptions to this policy, and in determining whether to do so the Compensation Committee may consider a number of factors, including the tax position of Dime, the materiality of amounts likely to be involved and any potential ramifications of the loss of flexibility to respond to unforeseeable changes in circumstances.

     Finally, in determining compensation levels and targets within the framework discussed above, the Compensation Committee takes into full account applicable regulatory restrictions on the compensation of executive officers.

     Executive compensation is a constantly evolving field. The Compensation Committee monitors trends in this area, as well as changes in law, regulation and accounting practice, that may affect either its compensation philosophy or its practices. Accordingly, the Compensation Committee at all times reserves the right to alter its approach in response to changing conditions. In particular, the Compensation Committee expects that for 2000, in the wake of Dime's merger with Hudson United Bancorp, the past compensation practices of both Dime and Hudson will be carefully re-evaluated with a view to determining the practices that will best suit the combined institution, Dime United.

                                          THE COMPENSATION COMMITTEE:
                                          Ira T. Wender, Chairman
                                          Derrick D. Cephas
                                          J. Barclay Collins II
                                          Margaret Osmer-Mcquade
                                          Dr. Paul A. Qualben
                                          Howard Smith
                                          Dr. Norman R. Smith

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation for services in all capacities to Dime for the fiscal years ended December 31, 1999, 1998 and 1997 of those persons who were, at December 31, 1999, (a) the Chief Executive Officer of Dime and (b) the other four most highly compensated executive officers of Dime (collectively with the Chief Executive Officer, the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM COMPENSATION
                                                 ANNUAL COMPENSATION                     AWARDS
                                         ------------------------------------   -------------------------
                                                                    OTHER       RESTRICTED    SECURITIES
                                                                    ANNUAL        STOCK       UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR    SALARY     BONUS(1)    COMPENSATION   AWARDS(2)    OPTIONS/SARS   COMPENSATION(3)
---------------------------       ----   --------   ----------   ------------   ----------   ------------   ---------------
Lawrence J. Toal(4).............  1999   $825,000   $1,125,000     $     0      $       0      120,000         $ 48,321
  Chief Executive Officer         1998    750,000   1,204,810(5)     5,617      1,631,070       94,800          164,581
                                  1997    650,000     800,000            0              0       78,000           39,000
Anthony R. Burriesci(6).........  1999    400,000     479,683        3,070              0       40,000           23,002
  Chief Financial Officer         1998    375,000     401,620(7)     4,666        699,840       36,700           56,769
                                  1997    166,923     385,000(8)    20,776        577,500       90,000                0
Richard A. Mirro................  1999    400,000     400,000        2,087              0       40,000           25,375
  Chief Executive Officer         1998    375,000     502,310(9)     3,696         62,226       36,700           20,125
  Mortgage Banking                1997    350,000     395,000(10)     8,349             0       54,500                0
Peyton R. Patterson.............  1999    325,000     303,747        3,070              0       30,000           18,869
  General Manager,                1998    275,000     201,040(11)     4,876       441,180       24,600           49,312
  Retail Banking                  1997    225,000     170,000            0              0       16,000            8,827
Carlos R. Munoz.................  1999    350,000     230,000        3,070              0       35,000           20,311
  Chief Credit and Risk           1998    325,000     231,250(12)     4,302       522,450       33,400           55,086
  Management Officer              1997    300,000     175,000            0              0       18,000           18,000

-------------------------
 (1) Bonuses are reported in the year that the named executive officer rendered the services to which the bonus relates, even though the amounts shown may actually be paid to the named executive officer in a subsequent year.

 (2) Except as noted, restricted stock awards generally vest in three equal installments on the third, fourth, and fifth anniversary of the date of grant. At December 31, 1999, Mr. Toal held 58,807 shares of restricted stock having a value of $830,649 (3,207 shares of which were scheduled to vest in equal installments on January 30, 2000 and January 30, 2001); Mr. Burriesci held 37,047 shares of restricted stock having a value of $523,289 (1,080 shares of which were scheduled to vest in equal installments on January 30, 2000 and January 30, 2001 and 11,667 shares of which were scheduled to vest on January 24, 2000); Mr. Mirro held 14,874 shares of restricted stock having a value of $210,095 (1,540 shares of which were scheduled to vest in equal installments on January 29, 2000 and January 29, 2001); Ms. Patterson held 19,328 shares of restricted stock having a value of $273,008 (694 shares of which were scheduled to vest in equal installments on January 30, 2000 and January 30, 2001); and Mr. Munoz held 21,601 shares of restricted stock having a value of $305,114 (834 shares of which were scheduled to vest in equal installments on January 30, 2000 and January 30, 2001). Dividends are paid, and other distributions made, on all shares of restricted stock to the same extent that dividends are declared and paid, or other distributions are made, on shares of Dime's common stock in general, provided such shares of restricted stock are held on the record date determined for the payment of dividends, or the making of other distributions, if any, on Dime's common stock.

  (3) For the year ended December 31, 1999, the amounts set forth reflect matching and supplemental allocations by Dime Bancorp on behalf of each of the named executive officers under certain defined contribution plans and arrangements.

  (4) Mr. Toal became Chief Executive Officer of Dime Bancorp (and Chairman of the Board and Chief Executive Officer of Dime Savings) on January 1, 1997 and Chairman of the Board of Dime Bancorp on April 30, 1998.

  (5) The amount shown represents an incentive bonus for 1998 of $1,200,000 and a cash award equal to the purchase price of 4,810 shares of restricted stock.

  (6) Mr. Burriesci joined Dime Bancorp in July 1997 at an annual rate of salary of $350,000.

  (7) The amount shown represents an incentive bonus for 1998 of $400,000 and a cash award equal to the purchase price of 1,620 shares of restricted stock.

  (8) The amount shown represents a $150,000 cash bonus paid to Mr. Burriesci upon joining Dime Bancorp in July 1997, an incentive bonus for 1997 of $200,000, and a cash award equal to the purchase price of 35,000 shares of restricted stock.

  (9) The amount shown represents an incentive bonus for 1998 of $500,000 and a cash award equal to the purchase price of 2,310 shares of restricted stock.

 (10) The amount shown represents an incentive bonus for 1997 of $375,000 and a cash award equal to the purchase price of 20,000 shares of restricted stock.

 (11) The amount shown represents an incentive bonus for 1998 of $200,000 and a cash award equal to the purchase price of 1,040 shares of restricted stock.

 (12) The amount shown represents an incentive bonus for 1998 of $230,000 and a cash award equal to the purchase price of 1,250 shares of restricted stock.

     The following table contains information concerning the grant of options to purchase Dime's common stock and limited tandem stock appreciation rights ("SARs") to the named executive officers during the year ended December 31, 1999.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                               INDIVIDUAL GRANTS
                              -----------------------------------------------------------------------------------
                               NUMBER OF       % OF TOTAL
                               SECURITIES     OPTIONS/SARS
                               UNDERLYING      GRANTED TO                                            GRANT DATE
                              OPTIONS/SARS    EMPLOYEES IN    EXERCISE OR BASE                        PRESENT
NAME                           GRANTED(1)    FISCAL YEAR(2)     PRICE ($/SH)     EXPIRATION DATE   VALUE($)(3)(4)
----                          ------------   --------------   ----------------   ---------------   --------------
Lawrence J. Toal............    120,000           4.35%            $24.25            1/29/10         $1,990,440
Anthony R. Burriesci........     40,000           1.45              24.25            1/29/10            663,480
Richard A. Mirro............     40,000           1.45             23.875            1/28/10            653,220
Peyton R. Patterson.........     30,000           1.09              24.25            1/29/10            497,610
Carlos R. Munoz.............     35,000           1.27              24.25            1/29/10            580,545

---------------
(1) The options shown become exercisable at a rate of one-third per year commencing one year from the date of the grant. All of the awards reflected in the table consisted of options with limited tandem SARs. The tandem SARs shown are only exercisable within the 60-day period following the occurrence of certain specified changes in ownership or control of Dime Bancorp or certain of its subsidiaries and are payable on the basis of the highest price paid for Dime's common stock during the 90-day period ending on the day of the change in ownership or control.

(2) The percentage set forth in this column reflects the relationship between the number of options (with limited tandem SARs) granted to the named executive officer and the number of options (whether or not with limited tandem SARs) granted to all employees in the fiscal year.

(3) The estimated value shown, which was determined by application of the Black-Scholes option pricing model, was developed solely for purposes of comparative disclosure in accordance with the regulations of the Securities and Exchange Commission and does not necessarily reflect Dime Bancorp's view of the appropriate value or methodology for purposes of financial reporting. Use of this model should not be viewed in any way as a forecast of the future performance of Dime's common stock, volatility or dividend policy. No adjustments have been made for forfeitures or non-transferability.

(4) The estimated present value of the options shown is based upon historical experience and for the options granted to each of the named executive officers, except Mr. Mirro, is $16.587 per share. The estimated present value of the options shown for Mr. Mirro is $16.330 per share. Volatility calculated over 180 trading days prior to the date of grant was: .59.

    Risk-Free Rate of Return, representing the interest rate on a United States Treasury security with a maturity date corresponding to the term of the options: 5.11%.

    Dividend Yield for the each of the options granted is .786%.

    Time of Exercise for all options shown: 11 years.

     The following table sets forth information with respect to exercised options during 1999, as well as the aggregate number of unexercised options to purchase Dime's common stock granted in all years to the named executive officers and held by them as of December 31, 1999 and the value of unexercised in-the-money options (i.e., options that had a positive spread between the exercise price of such option and the fair market value of Dime's common stock) as of December 31, 1999. Dime has not granted any freestanding SARs to the named executive officers.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                      NUMBER OF
                                                                      SECURITIES
                                                                      UNDERLYING          VALUE OF UNEXERCISED
                                                                     UNEXERCISED              IN-THE-MONEY
                                                                   OPTIONS/SARS AT             OPTIONS AT
                                                                  DECEMBER 31, 1999        DECEMBER 31, 1999
                                                                ----------------------    --------------------
                           SHARES ACQUIRED                           EXERCISABLE/             EXERCISABLE/
NAME                         ON EXERCISE      VALUE REALIZED        UNEXERCISABLE            UNEXERCISABLE
----                       ---------------    --------------    ----------------------    --------------------
Lawrence J. Toal.........           0            $     0           448,658/209,200            $3,178,242/0
Anthony R. Burriesci.....           0                  0             72,233/94,467                     0/0
Richard A. Mirro.........           0                  0             66,733/64,467                     0/0
Peyton R. Patterson......       6,667             40,835             13,533/51,734                     0/0
Carlos R. Munoz..........      12,000             11,250             29,333/63,267                65,975/0

     The following table shows the estimated annual pension benefits payable to a covered member at normal retirement age (age 65) under the Retirement Plan of Dime Bancorp, Inc. and the Benefit Restoration Plan of The Dime Savings Bank of New York, FSB based on compensation covered under the plans and years of creditable service with Dime Savings or certain affiliates of Dime. The Benefit Restoration Plan provides benefits that would otherwise be denied a member because of certain limitations on benefits under the Retirement Plan imposed by the Internal Revenue Code.

                               PENSION PLAN TABLE

                                                    YEARS OF CREDITABLE SERVICE
                                      --------------------------------------------------------
REMUNERATION                          15 YEARS    20 YEARS    25 YEARS    30 YEARS    35 YEARS
------------                          --------    --------    --------    --------    --------
$ 125,000...........................  $ 32,813    $ 43,750    $ 54,688    $ 65,625    $ 75,000
   150,000..........................    39,375      52,500      65,625      78,750      90,000
   175,000..........................    45,938      61,250      76,563      91,875     105,000
   200,000..........................    52,500      70,000      87,500     105,000     120,000
   225,000..........................    59,063      78,750      98,438     118,125     135,000
   250,000..........................    65,625      87,500     109,375     131,250     150,000
   300,000..........................    78,750     105,000     131,250     157,500     180,000
   350,000..........................    91,875     122,500     153,125     183,750     210,000
   400,000..........................   105,000     140,000     175,000     210,000     240,000
   450,000..........................   118,125     157,500     196,875     236,250     270,000
   500,000..........................   131,250     175,000     218,750     262,500     300,000
   600,000..........................   157,500     210,000     262,500     315,000     360,000
   700,000..........................   183,750     245,000     306,250     367,500     420,000
   800,000..........................   210,000     280,000     350,000     420,000     480,000
   900,000..........................   236,250     315,000     393,750     472,500     540,000
 1,000,000..........................   262,500     350,000     437,500     525,000     600,000

     A member's compensation covered by the plans is the product of 12 times his or her average monthly compensation for the 36 consecutive months of service during which the member's compensation was the highest or, if the member's service is less than 36 months, then for the entire period of service. For these purposes, covered compensation for the named executive officers includes salary, but not bonus and other annual compensation, reported in the "Annual Compensation" columns of the Summary Compensation Table. The benefit levels set forth in the Pension Plan Table are based on the years of creditable service shown in the table, continued existence of the plans without material change, and payment of benefits in the form of a single life annuity (rather than in other available forms). The benefits listed in the Pension Plan Table are not subject to any reduction for Social Security contributions or benefits or any other offset (although certain minimum benefits provided under the plans with respect to certain prior service are subject to a deduction measured by Social Security benefits, or by an offset with respect to compensation earned that is not in excess of Social Security covered compensation). However, such benefits reflect the application of the maximum benefit limit under the plans of 60% of covered compensation.

     Dime also maintains the Dime Bancorp, Inc. Supplemental Executive Retirement Plan ("SERP"). The SERP provides for an annual benefit equal to a pension goal percentage (between 30% and 60%) multiplied by Average Compensation (as defined) payable over the life of each SERP participant after the participant's retirement at or after age 65 or, in certain instances, a reduced 50% or 100% joint and survivor annuity form of benefit. Additional forms of benefit, including 5-,10-, or 15- year-certain life annuities, are available, and the Compensation Committee can direct that an actuarially equivalent lump sum be paid at termination of service in lieu of an annuity. For these purposes, unless otherwise provided by the Compensation Committee within the SERP's parameters, Average Compensation is the highest average annual base salary and certain other taxable cash-based compensation (other than sign-on bonus or other amounts paid in connection with grants of rights to purchase restricted stock) earned over three consecutive years out of the participant's last ten years of employment (or such other period designated by the Compensation Committee), with incentive compensation deemed allocated and paid over the period over which it was earned. The SERP benefit is offset by other retirement benefits provided under qualified defined benefit plans of Dime Bancorp and Dime Savings (such as the Retirement
Plan), as well as the Benefit Restoration Plan and other contractual benefits to the extent they relate to the benefits under a Dime qualified defined benefit plan. The SERP provides that benefits may commence, in a reduced amount, if the participant terminates service before age 65 but, unless the Compensation Committee directs otherwise, no earlier than age 55. The SERP also provides for a death benefit to be paid to a participant's surviving spouse or minor children in the event that the participant dies prior to the start of his or her benefits under the SERP. Death benefits will not commence to be paid until the month that the participant would have attained age 55 had he or she lived. Benefits under the SERP generally vest based on the period of employment by the participant, with partial vesting after five years, increasing to full vesting after ten years. The SERP counts service both before and during SERP participation for these purposes. Accelerated vesting applies in the event of certain terminations of employment after a change in control (as defined) and the Compensation Committee can alter the vesting schedule (but with limits on such alteration rights upon a change in control). Except with respect to vesting rights, and except to the extent that compensation considered under the SERP may increase over a period of time, the SERP benefit does not increase based on years of service.

     Mr. Toal's SERP goal was set at 60% by amendment of his employment agreement effective as of October 22, 1999. As of December 31, 1999, therefore, Mr. Toal had accrued a SERP benefit (which will be offset by his Retirement Plan and related Benefit Restoration Plan benefits), commencing at age 65 in the form of a single life annuity, of approximately $1,070,000. Mr. Toal was then 80% vested in that benefit.

     Mr. Burriesci has a SERP goal that has been set at 50%. Under Mr. Burriesci's employment agreement, he is also provided with a benefit based on a doubling of Retirement Plan and related Benefit Restoration Plan accruals (offset by actual Retirement Plan and related Benefit Restoration Plan benefits) during the first ten years of his employment, with that benefit vesting after three years. Those benefits (in which Mr. Burriesci is not yet vested) will act as an offset of Mr. Burriesci's SERP benefit. Based on compensation earned through December 31, 1999, Mr. Burriesci's SERP benefit, which will be offset by Retirement Plan and related Benefit Restoration Plan benefits, as well as the additional contractual benefit described above, commencing at age 65 in the form of a single life annuity, is approximately $404,321. Mr. Burriesci has not yet vested in that benefit.

     Each of Messrs. Mirro and Munoz and Ms. Patterson has a SERP goal that has been set at 50%. Based on compensation earned through December 31, 1999, the SERP benefit (which will be offset by Retirement Plan and related Benefit Restoration Plan benefits) accrued, commencing at age 65 in the form of a single life annuity, by Mr. Mirro is approximately $400,000, by Mr. Munoz is approximately $268,333 and by Ms. Patterson is approximately $249,791. As of December 31, 1999, none of these officers was vested in their respective SERP benefits.

     The respective completed years of creditable service under the Retirement Plan and, as appropriate, the Benefit Restoration Plan and the years of service for vesting in SERP benefits as of December 31, 1999 for each of the named officers is as follows: Lawrence J. Toal, eight years; Anthony R. Burriesci, two years; Richard A. Mirro, three years; Peyton R. Patterson, three years; and Carlos R. Munoz, four years.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The 1999 proxy statement disclosed information regarding employment contracts and termination of employment and change-in-control arrangements. Other than as set forth below, there have been no changes to the information disclosed in the 1999 proxy statement and the 1999 proxy statement is incorporated by reference into this document. In addition to the employment agreements of executives set forth in the 1999 proxy statement, Dime Savings has employment agreements with each of Mr. Mirro and Ms. Patterson.

     In addition, a discussion of employment agreements, severance agreements, change-in-control agreements and other employee benefit arrangements was included on pages 55-63 of the February 9th proxy statement/prospectus under the heading "The Merger - Interests of Management and Directors in the Merger." This update on employment and other agreements is qualified by reference to the discussion in the February 9th proxy statement/prospectus.

     Mr. Toal's Agreement. Mr. Toal's employment agreement was amended effective October 22, 1999 in connection with the Dime-Hudson merger. This amendment was discussed in the February 9th proxy statement/prospectus relating to the Dime-Hudson merger under the section entitled "The Merger -- Interests of Management and Directors in the Merger -- New Employment Arrangements." This update on employment and other agreements is qualified by reference to the discussion in the February 9th proxy/statement prospectus.

     Agreement with Mr. Mirro. Effective as of December 21, 1998, Dime Savings entered into an employment agreement with Mr. Mirro, which replaced a previous agreement. The term of Mr. Mirro's agreement currently extends to March 1, 2003, with automatic renewal applying each March 1st, absent earlier non-renewal.

     Mr. Mirro's agreement provides that he will serve as Chief Executive Officer of Dime Savings' mortgage banking subsidiary, North American Mortgage Company, with his salary as Chief Executive Officer of North American at a minimum rate of $375,000 subject to periodic review and possible increase, or up to a 25% decrease.

     Pursuant to the terms of his employment agreement, Mr. Mirro also participates in the SERP, with a pension goal of not less than 50% of average SERP-covered compensation (as more fully described above). In the event of Mr. Mirro's permanent disability, Dime Savings will pay Mr. Mirro his annual salary for up to one year, less the maximum benefit available under Dime insurance coverage, and will generally continue to provide certain benefits for the remaining term of Mr. Mirro's agreement then in effect.

     If Mr. Mirro's employment is terminated without cause, Dime Savings will continue to pay Mr. Mirro his annual salary (as in effect at the termination date) plus his target bonus amount (as in effect for the year of the termination) for two years, as well as generally continue certain benefits for the same period. In such circumstance, Mr. Mirro's stock options and restricted stock will also fully vest. If Mr. Mirro's principal place of employment is moved more than 75 miles from Tampa, Florida, he has the right, for a 30-day period, to treat such relocation as a termination by Dime Savings without cause, entitling him to these termination benefits. He also has a right to these termination benefits if his agreement is not renewed, if, within 30 days of his receipt of notice of non-renewal, he elects to treat the non-renewal as an involuntary termination.

     Mr. Mirro's agreement also provides for enhanced severance benefits (generally in lieu of the termination benefits described above) in certain circumstances following a change in control (defined in the same manner as under Mr. Toal's agreement). If, after a covered change in control, Mr. Mirro's employment is terminated by Mr. Mirro during the term of his agreement in effect at the time of the change in control after a decrease in his annual salary (to a level below that which applied before the change in control) or a material downgrading of his duties or responsibilities from those in effect immediately prior to the change in control, the enhanced severance benefits will be payable. The enhanced severance benefits will also be payable if Mr. Mirro terminates his employment for any reason during the 90-day period starting six months after certain change in control events, provided that Mr. Mirro gives notice of his intent to so terminate within 30-days after the change in control. (The period between Mr. Mirro's notice and the termination date is referred to as the notice period.) If Dime Savings involuntarily terminates Mr. Mirro's employment within the notice period described above (including the providing of a notice of non-renewal of Mr. Mirro's agreement) by any means other than at the direction of Mr. Toal in his capacity as Chairman of the Board of Directors, Chief Executive Officer or President of the Bank (but other than for cause), or even if by Mr. Toal in such capacity but for reasons other than Mr. Mirro's performance (other than for cause), the enhanced severance benefits will be payable. If Dime

Savings involuntarily terminates Mr. Mirro's employment other than during the notice period but during the remaining term of his agreement in effect at the time of the change in control, for any reason (other than for cause), and by any permitted means (including the providing of a notice of non-renewal of Mr. Mirro's agreement), the enhanced severance benefits will be payable.

     Where the enhanced severance benefits are payable, they will include (i) payment equal to three times the sum or Mr. Mirro's annual salary and target cash incentives for which Mr. Mirro was eligible (for the year in question) immediately before the termination, and (ii) continuation of life, disability, medical and dental insurance coverage for the remaining term of his agreement at the time of the termination, subject to certain conditions. Mr. Mirro's agreement also includes a provision for exercisability of all vested options for the remainder of their terms and continued vesting (to the extent not otherwise subject to accelerated vesting) and exercisability of all non-vested options as if there had not been a termination of service upon a change in control (to the extent permitted by the relevant plan under which the options were granted). In the event of a termination of service triggering change in control benefits, Mr. Mirro will be eligible for a payment to make up any amount forfeited under Dime Bancorp's Retirement 401(k) Plan and the related provisions of the Benefit Restoration Plan. If Mr. Mirro is involuntarily terminated within the term in effect at the time of a change in control, or if he terminates his employment after a material downgrading of his duties or responsibilities from those in effect immediately prior to the change in control or a reduction in his salary, he will fully vest in his SERP benefits. If he otherwise voluntarily terminates his employment in a manner making him eligible for the enhanced severance benefits, he will be entitled to a benefit calculated as if he were fully vested in Dime Savings' defined benefit pension plan and the related provisions of the Benefit Restoration Plan (but which benefit would constitute an offset of any other SERP benefits that may be payable to him).

     If Mr. Mirro provides notice of his intent to terminate his employment within 30 days after a change in control, with that termination to take effect during the 90-day period starting six months after the change in control (with the period between Mr. Mirro's notice and his announced termination date referred to again as the notice period), and Dime Savings terminates Mr. Mirro's employment during the notice period by action of Mr. Toal in his capacity as Chairman of the Board, Chief Executive Officer or President of Dime Savings, for reasons of Mr. Mirro's performance (but not constituting termination for cause), Mr. Mirro will be entitled to all of the enhanced severance benefits that otherwise apply in the event of an involuntary termination after a change in control as described above, except that instead of receiving a payment equal to three times the sum of his annual salary and target cash incentives for which he was eligible (for the year in question) immediately before the termination, the payment will be equal to two times such sum.

     Ms. Patterson's Agreement. Ms. Patterson is a party to an employment agreement with Dime Savings, with a current term until March 1, 2003. Her agreement was entered into as of January 30, 1998 and replaced an earlier agreement. This agreement provides for automatic renewal each March 1st, absent earlier non-renewal.

     Ms. Patterson is also party to an Agreement Regarding Initial Employment Terms, dated June 11, 1996, that provides for a promise of long-term incentive awards equal in value to 60% of base pay, to the extent approved by the Compensation Committee, and provides for certain perquisites. The remaining provisions of Ms. Patterson's employment agreement are identical to those set forth in Dime's 1999 proxy statement for Messrs. Munoz and D. James Daras.

STOCK OWNERSHIP OF MANAGEMENT

     The following table sets forth information as of March 20, 2000 (except as noted below) as to Dime's common stock owned by (a) each of Dime's current directors, (b) each of the named executive officers, and (c) all of Dime's directors and executive officers as a group.

           NAME OF BENEFICIAL OWNER
          (AND ADDRESS OF OWNERS OF               SHARES OF COMMON STOCK    PERCENT OF OUTSTANDING
                MORE THAN 5%)                     BENEFICIALLY OWNED(1)          COMMON STOCK
          -------------------------               ----------------------    ----------------------
Lawrence J. Toal..............................             912,384(2)                   *
Derrick D. Cephas.............................              11,000(3)                   *
Frederick C. Chen.............................              21,860                      *
J. Barclay Collins II.........................               9,000                      *
Richard W. Dalrymple..........................              18,549(4)                   *
James F. Fulton...............................              13,162(5)                   *
Sally Hernandez-Pinero........................               6,100                      *
Fred B. Koons.................................             114,359(4)                   *
Virginia M. Kopp..............................              15,245(6)                   *
James M. Large, Jr............................             407,276                      *
John Morning..................................               7,905                      *
Margaret Osmer-McQuade........................              28,738(7)                   *
Paul A. Qualben...............................              30,006                      *
Eugene G. Schulz, Jr..........................              17,158                      *
Howard Smith..................................              58,000                      *
Norman R. Smith...............................               9,000                      *
Ira T. Wender.................................              25,875                      *
Anthony R. Burriesci..........................             218,786                      *
Richard A. Mirro..............................             181,981(4)                   *
Carlos R. Munoz...............................             106,482                      *
Peyton R. Patterson...........................             105,432                      *
All directors and executive officers as a
  group (24 persons)..........................           2,823,225(4)                2.54%

---------------
* Less than 1%.

(1) The directors, executive officers, and group named in the table above have sole or shared voting power or investment power with respect to the shares listed in the table. Certain of such shares are restricted stock that may be subject to repurchase by Dime under certain circumstances. The share amounts listed include shares of Dime's common stock that the following persons have the right to acquire within 60 days from March 17, 2000: Lawrence J. Toal; 546,258; each of Derrick D. Cephas, Frederick C. Chen, James F. Fulton, Sally Hernandez-Pinero, Virginia M. Kopp, John Morning, Margaret Osmer-McQuade, Paul A. Qualben, and Ira T. Wender, 1,000; each of J. Barclay Collins II, Richard W. Dalrymple, Eugene G. Schulz, Jr., Howard Smith, and Norman R. Smith, 4,000; James M. Large, Jr., 256,334; Fred B. Koons, 62,799; Anthony R. Burriesci, 127,799; Richard A. Mirro, 92,299; Carlos R. Munoz, 58,132; Peyton R. Patterson, 37,067; and all current directors and executive officers as a group, 1,495,587.

(2) Includes 334 shares held by Mr. Toal's spouse, as to which he disclaims beneficial ownership.

(3) Includes an aggregate of 2,000 shares owned by or in trust for Mr. Cephas' children, as to which he disclaims beneficial ownership.

(4) Includes shares held by the Trustee of Dime's 401(k) plan with respect to the account of the individual or certain members of the group based on reports dated as of December 31, 1999.

(5) Includes an aggregate of 832 shares owned by or in trust for Mr. Fulton's spouse, as to which he disclaims beneficial ownership.

(6) Includes an aggregate of 3,000 shares owned by or in trust for Mrs. Kopp's spouse, as to which she disclaims beneficial ownership.

(7) Includes 7,000 shares owned in trust for Ms. Osmer-McQuade's spouse, as to which she disclaims beneficial ownership.

                                                                         ANNEX C

                     STOCK TRANSACTIONS DURING LAST 60 DAYS

     Since January 20, 2000, the following purchases of restricted shares of Dime common stock were effected, in each case directly from Dime. The purchase price per share was $0.01 and purchases were effected by exercise of rights to purchase restricted stock previously granted under stockholder-approved stock-based benefit plans.

                                                                                  NUMBER OF SHARES
                                                                                   OF RESTRICTED
NAME                                                          DATE OF PURCHASE         STOCK
----                                                          ----------------    ----------------
Derrick D. Cephas, Director.................................         3/1             2,000 shares
Frederick C. Chen, Director.................................         3/6             2,000 shares
J. Barclay Collins II, Director.............................         3/1             2,000 shares
Richard W. Dalrymple, Director..............................         3/1             2,000 shares
James F. Fulton, Director...................................        2/29             2,000 shares
Margaret Osmer McQuade, Director............................         3/1             2,000 shares
John Morning, Director......................................         3/1             2,000 shares
Sally Hernandez-Pinero, Director............................        3/16             2,000 shares
Howard Smith, Director......................................        2/25             2,000 shares
Norman R. Smith, Director...................................         3/2             2,000 shares
Ira T. Wender, Director.....................................         3/3             2,000 shares
Lawrence J. Toal, Chairman of the Board, Director, Chief
  Executive Officer and President...........................        3/13           159,750 shares
Gene C. Brooks, Director of the Office of the Corporate
  Secretary and Senior Legal Advisor........................        3/13            31,425 shares
Anthony R. Burriesci, Chief Financial Officer...............         3/1            65,200 shares
D. James Daras, Treasurer...................................        2/24            44,625 shares
James E. Kelly, General Counsel.............................         3/1            35,975 shares
Richard A. Mirro, Chief Executive Officer of Mortgage
  Banking...................................................        3/20            66,700 shares
Peyton R. Patterson, General Manager of Consumer Financial
  Services..................................................        2/24            47,025 shares

---------------

                                       C-1